Exhibit 99
“Building on our strengths and new synergies.”
>	INTERIM SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
SECOND QUARTER REPORT

01 Report to Shareholders
04 Management’s Discussion and Analysis
04 Highlights of the Second Quarter of Fiscal 2006
05 Introduction
05 Cautionary Statements Regarding Forward-Looking Information
05 Non-GAAP Financial Measures
07 Consolidated Results
13 Segmented Results
23 Acquisitions, Business Combinations and Divestitures
23 Liquidity
24 Off-Balance Sheet Arrangements
25 Financial Instruments
25 Business Risks and Uncertainties
25 Financial Statements Disclosure
26 Systems, Procedures and Controls
26 Additional Information
27 Consolidated Balance Sheets
28 Consolidated Statements of Earnings
28 Consolidated Statements of Retained Earnings
29 Consolidated Statements of Cash Flows
30 Notes to Consolidated Financial Statements
30 Note 1: Nature of Operations and Significant Accounting Policies
31 Note 2: Business Acquisitions and Combinations
32 Note 3: Discontinued Operations and Assets Held for Sale
34 Note 4: Other (Expense) Income, Net
35 Note 5: Long-Term Debt
36 Note 6: Letters of Credit and Guarantees
36 Note 7: Interest Expense, Net
37 Note 8: Capital Stock
37 Note 9: Employee Future Benefits
38 Note 10: Supplementary Information
38 Note 11: Operating Segments and Geographic Information
42 Note 12: Goodwill

> CAE SECOND QUARTER REPORT 2006
REPORT TO SHAREHOLDERS
SECOND-QUARTER RESULTS
CAE reported financial results for the second quarter ended September 30, 2005. Earnings from continuing operations were $17.8 million, or $0.07 per share, which compares to second-quarter earnings of $12.8 million or $0.05 per share in the prior fiscal year. All financial information is in Canadian dollars.
     Excluding non-recurring items, earnings from continuing operations for the quarter were $0.08 per share, which on the same basis compares to $0.05 in the second quarter last year.
     Consolidated revenues from continuing operations increased 19% to reach $280.3 million, compared to $235.1 million in the second quarter last year.
     Year-to-date revenue was $546.3 million, an $80.3 million increase over the same period last year. Year-to-date net earnings amounted to $37.9 million, compared to $38.3 million for the same period last year. Year-to-date earnings from continuing operations were $0.15 per share, compared to $0.13 for the same period last year. Excluding non-recurring items, year-to-date earnings from continuing operations were $0.16 per share, which on the same basis compares to $0.09 in the same period last year.
     “We are pleased with the progress we are making,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Our restructuring is on track, and we are building a solid foundation for next year and beyond.”
BUSINESS SEGMENT HIGHLIGHTS
Beginning April 1, 2005, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services — to reflect the way that the business is now being managed. The four segments are Training & Services/Civil, Training & Services/Military, Simulation Products/Civil, and Simulation Products/Military.
TRAINING & SERVICES/CIVIL
Revenues in the Training & Services/Civil segment amounted to $79.4 million in the second quarter, a 5% quarter-over-quarter decrease resulting from the seasonal nature of the training business, the second and third quarters traditionally being weaker. On a year-over-year basis, revenues increased by 11%. The strong year-over-year improvement reflects increased client demand for training and the expansion of CAE’s global network by two simulators over the course of the year. Management observed a healthy business aviation market during the quarter.
     Operating income for the second quarter amounted to $11.6 million, a quarter-over-quarter decrease of $5.3 million. However, compared to the same period last year, operating income increased by 63%, stemming from an increased level of activity at CAE’s training centres and the favourable impact of the reduction of amortization expenses following the impairment charge recorded in the third quarter last year. However, these upsides were partially offset by the strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro, the main operating currencies of the segment.
     New orders totalled $132.2 million in the second quarter. Segment backlog was $830.4 million as of September 30, 2005.
TRAINING & SERVICES/MILITARY
Revenues in the Training & Services/Military segment amounted to $50.7 million in the second quarter, a 15% year-over-year increase explained by higher business volumes and the inclusion of newly acquired Terrain Experts and Greenley & Associates, both of which contribute to CAE’s modelling and simulation activities.
     Operating income for the second quarter amounted to $5.4 million, a year-over-year decrease of 4%, mainly due to currency translation.
     New orders totalled $24.5 million in the second quarter. Segment backlog was $829.4 million as of September 30, 2005. Given the unique nature and irregular timing of military contract awards, variations in the level of order bookings between quarters in both Military segments are normally expected.

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REPORT TO SHAREHOLDERS	> CAE SECOND QUARTER REPORT 2006
SIMULATION PRODUCTS/CIVIL
Revenues in the Simulation Products/Civil segment amounted to $55.8 million in the second quarter, a 7% quarter-over-quarter decrease. On a year-over-year basis, revenues decreased by 6%. These differences are related to the mix of programs and their level of completion during the quarter.
     Operating income for the second quarter amounted to $3.4 million, a year-over-year increase of 48%. The improved profitability stems from manufacturing productivity gains related to restructuring.
     Management had previously indicated that it expected operating income to decrease from the most recent first quarter. A number of factors contributed to the lower result in the second quarter. The second quarter is normally affected by seasonality during the summer vacation period, when the pace of manufacturing tends to decrease. As well, performance in the preceding quarter had benefited from a different mix of simulators being built, and from successfully reaching important milestones on certain programs.
     In addition to these factors — which were anticipated — second-quarter results were impacted by the Company’s recent decision to revise the amortization of certain development costs, resulting in a non-cash expense of approximately $1.8 million. Excluding this charge, operating income would have been $5.2 million, or 9% of revenues. The strengthening of the Canadian dollar also had a negative impact on the quarter.
     New orders totalled $59.3 million in the second quarter, including five full-flight simulator orders. Segment backlog was $280.3 million as of September 30, 2005, and CAE had been awarded 11 orders for full-flight simulators. Subsequent to the end of the quarter, CAE received two more orders, bringing its total number of full-flight simulator sales to 13 this fiscal year. CAE has revised its sales forecast from 17 to 20 full-flight simulator sales for the year.
SIMULATION PRODUCTS/MILITARY
Revenues in the Simulation Products/Military segment amounted to $94.4 million in the second quarter, a 58% year-over-year increase resulting from a comparatively higher program volume, including the German NH90 program.
     Operating income for the second quarter amounted to $9.7 million, a year-over-year increase of 35%. This increase stems from higher revenues and cost savings realized on simulators manufactured in Montreal, offset somewhat by lower initial margins on the NH90 program.
     New orders totalled $59.7 million in the second quarter. Segment backlog was $493.1 million as of September 30, 2005.
CASH FLOW AND FINANCIAL POSITION
Net cash provided by continuing operating activities for the quarter totalled $53.8 million compared to $20.6 million for the prior year period.
     CAE’s free cash flow — defined as net cash flows provided by continuing operations less capital expenditures (including capitalized costs) and dividends paid, plus sale and leaseback proceeds and other asset-specific financing — was $18.3 million for the quarter; an increase of $36.6 million compared to the second quarter of fiscal year 2005.
     CAE will pay a dividend of $0.01 per share to shareholders of record on December 16, 2005, payable on December 30, 2005.
     CAE’s net debt, defined as long-term debt less cash and cash equivalents, was $250.1 million as of September 30, 2005, compared to $630.3 million a year earlier.
ADDITIONAL CONSOLIDATED FINANCIAL RESULTS
Net earnings for the second quarter were $17.1 million, compared to $14.0 million in the year-earlier quarter.
     Second-quarter consolidated earnings before interest and taxes (EBIT) from continuing operations reached $28.1 million or 10.0% of revenues, compared to $22.2 million or 9.4% of revenues in the second quarter last year.
     The consolidated backlog from continuing operations at September 30, 2005 was $2.4 billion, compared to $2.3 billion a year earlier.
     Capital expenditures for the quarter amounted to $24.3 million, for a total of $42.2 million for the first half of the fiscal year. Capital expenditures are expected to be higher in the second half of fiscal year 2006
     Income taxes for the second quarter were $5.9 million, representing an effective tax rate of 25% compared to 22% last year and 33% last quarter. The sequential decrease results from changes in the mix of income for tax purposes from various jurisdictions. Management still expects a 31% effective income tax rate for fiscal year 2006 as a whole.

> 02

REPORT TO SHAREHOLDERS	>CAE SECOND QUARTER REPORT 2006
NON-RECURRING ITEMS
Excluding non-recurring items, earnings per share from continuing operations for the second quarter were $0.08, which on the same basis compares to $0.05 in the second quarter last year, and $0.08 in the first quarter. Reported second-quarter results include an after-tax write-down of $0.7 million in deferred financing costs, and restructuring and related charges of $1.5 million after tax. To date, the Company has incurred approximately $30 million of the projected $55 million restructuring costs it had identified. While further amounts still remain under the restructuring program, such expenses can only be recognized as they are incurred. The previously disclosed estimate of cash cost savings expected from restructuring remains on track.

This report includes forward-looking statements that are based on certain assumptions and reflects CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

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>CAE SECOND QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
November 3, 2005
For the three and six-month periods ended September 30, 2005
For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management Discussion and Analysis (MD&A) for the three-month period ended September 30, 2005 (second quarter of fiscal 2006), current as of November 3, 2005, focuses on the core business segments of CAE: Simulation Products/Civil (SP/C); Simulation Products/Military (SP/M); Training & Services/Civil (TS/C); and Training & Services/Military (TS/M).
1 HIGHLIGHTS OF THE SECOND QUARTER 0F FISCAL 2006
FINANCIAL
•	Revenue for the second quarter of fiscal 2006 reached $280.3 million, up 19% compared to the same period last year.
•	EBIT for the second quarter of fiscal 2006 reached $28.1 million, up 27% compared to the same period last year.
•	EPS from continuing operations reached $0.07, up $0.02 compared to the same period last year.
•	Net debt at $250 million, down $380 million since September 30, 2004.
ORDERS
•	A 10-year training services contract with Virgin Atlantic to provide training for its Airbus A340-600 and Boeing B747-400 aircraft with an option on the new Airbus A380 aircraft. The training will be provided at CAE’s U.K.-based training centre in Burgess Hill.
•	Following the end of the quarter, CAE sold two more full-flight simulators, one to China Eastern and one to JetBlue, bringing the total number of simulators sold in fiscal 2006 to 13.
•	CAE received an order from Japan Airlines International for three Boeing 737 NG full-flight simulators. The simulators will be equipped with CAE’s new electric motion system technology.
•	The sale of CAE’s unique Magnetic Anomaly Detection (MAD) technology for the new US Navy Multi-mission Maritime Aircraft.
•	A contract to provide additional upgrades to the US Navy MH-60S Knighthawk training devices.
OTHER
•	Certification of the CAE-built world’s first Embraer 190 full-flight simulator by the FAA.
•	Establishment of an Airbus A320 pilot provisioning program for Spanish low-cost carrier Vueling Airlines.
•	Finalization of the transfer of CAE’s share in FAST Holding Limited together with the release of CAE’s guarantee of FAST project finance.
•	Selection of Oracle Corporation Canada Inc. as supplier of CAE’s new Enterprise Resources Planning system.

> 04

MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
2 INTRODUCTION
CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for military organizations, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas and flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of aviation training centres in locations around the world.
     CAE’s fiscal year-end is March 31 and, unless otherwise indicated, all references to the current year or 2006 are for the fiscal year ending March 31, 2006, and all references to last year, prior year, or a year ago are for the fiscal year ended March 31, 2005.
Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:
(i)	Simulation Products/Civil (SP/C) — Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(ii)	Simulation Products/Military (SP/M) — Designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil (TS/C) — Provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military (TS/M) — Supplies military turn key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.
Previously, the Company’s operations were broken down and reported into three operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until the disposal of the latter in the fourth quarter of fiscal 2005.
     The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist the readers in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of the second quarter of fiscal 2006.
     Unless otherwise indicated in this MD&A, the Company’s outlook, business profile and strategy as well as the accounting policies and estimates provided in the Company’s most recent annual MD&A (included in the Company’s annual report for the year ended March 31, 2005) remain unchanged.
     This MD&A contains statements from CAE management (Management) regarding CAE’s strategy, operating results and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the validity and completeness of the disclosures contained herein.
     Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian generally accepted accounting principles (GAAP), and all dollar amounts referred to herein are Canadian dollars.
     CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT respectively.
3 CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions which Management considered reasonable at the time they were prepared and may include information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Statements preceded by the words “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and/or similar expressions are forward-looking statements. CAE cautions the readers that the assumptions regarding future events, many of which are beyond the control of Management, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed herein (for additional information refer to the “Business Risks and Uncertainties” section of this MD&A). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.
4 NON-GAAP FINANCIAL MEASURES
This MD&A provides comments on non-GAAP financial measures. Readers should be cautioned that this information should not be confused with, or used as an alternative for, performance measures determined in accordance with GAAP. Management believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP financial measures have no standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
4.1 EBIT
Earnings before interest and income tax expenses (EBIT) is a financial term used to report a company’s earnings as they would be without interest and taxes. Management considers EBIT to be useful supplemental information since, by eliminating the effects of some financing decisions and tax structures, performance can be analyzed between different periods, different companies and different industries with dissimilar capital structures.
4.2 SEGMENT OPERATING INCOME
Segment Operating Income is the key indicator used internally to measure the financial performance of each segment. Segment Operating Income is defined as earnings before other income (expense), net, interest and income taxes. This measure gives a good indication of the profitability of each segment, without the impact of any items not specifically related to the segment’s performance (which items are presented under — other income (expense), net — in the consolidated statement of earnings).
4.3 FOREIGN EXCHANGE
The Company’s reporting currency is the Canadian dollar, and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates (FX) as required by GAAP. CAE considers foreign exchange exclusion to be useful supplemental information as it provides an indication of performance comparable between periods, excluding the impact of currency fluctuation which can significantly affect the Company’s operations and financial results.
The month-end exchange rates used to translate assets, liabilities and backlog were as follows for the quarter ended:

	SEPTEMBER 30	JUNE 30		MARCH 31
	2005	2005	(DECREASE)	2005	(DECREASE)

U.S. dollar (US$ or USD)	1.1611	1.2256	(5%)	1.2096	(4%)
Euro (€)	1.4003	1.4827	(6%)	1.5689	(11%)
British pound (£ or GBP)	2.0546	2.1973	(6%)	2.2848	(10%)
The average exchange rates used to translate revenues and expenses were as follows for the quarter ended:

	SEPTEMBER 30	JUNE 30		SEPTEMBER 30
	2005	2005	(DECREASE)	2004	(DECREASE)

U.S. dollar (US$ or USD)	1.2030	1.2433	(3%)	1.3087	(8%)
Euro (€)	1.4671	1.5681	(6%)	1.6002	(8%)
British pound (£ or GBP)	2.1493	2.3083	(7%)	2.3811	(10%)

4.4 FREE CASH FLOW
Free cash flow is defined by Management as net cash flows provided by continuing operating activities less capital expenditures1 (including capitalized costs) and dividends paid, plus proceeds from sales and leaseback and other asset-specific financing. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is available to grow the business, repay debt and to meet its ongoing obligations.
4.5 CAPITAL EMPLOYED
Capital employed is a measure of net investment;
•	From the perspective of how capital is used, capital employed is defined as total assets excluding cash & cash equivalents, minus total liabilities excluding long-term debt (together with its current portion).
•	From the perspective of the sources of capital, it includes net debt and shareholders’ equity — at the business segment level, capital employed is defined as a segment’s total assets excluding cash & cash equivalents, tax accounts and other non-operating assets, minus the segment’s total liabilities, excluding tax accounts, long-term debt (together with its current portion) and other non-operating liabilities.
4.6 NET DEBT
Net debt is defined as long-term debt (funding debt), including its current portion, minus cash & cash equivalents. The Company considers net debt to be an indicator of its overall financial position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
4.7 NON-RECURRING ITEMS
Non-recurring items are items identified by their nature as outside of the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. Management considers that highlighting significant non-recurring items and providing operating results excluding these items is useful supplemental information that allows for analysis of CAE’s underlying operating performance.
4.8 BACKLOG
Backlog is defined as unfilled customer orders for products and services. For the SP/C, SP/M and TS/M segments, an item is considered part of the backlog when a legally binding commercial agreement providing sufficient details on the party’s respective obligations (forming the basis for a contract and/or an order) is in place between the Company and its client. For the TS/C segment, backlog includes revenues from customers under both long-term and short-term contractual arrangements where training revenues are guaranteed or reasonably expected from current customers.
5 CONSOLIDATED RESULTS
5.1 RESULTS FROM OPERATIONS
For the three-month period ended September 30, 2005, the Company has been significantly affected by the strengthening of the Canadian dollar as indicated in Section 4. From the beginning to the end of the period, the Canadian dollar gained 5%, 6% and 6% respectively against the U.S. dollar, the Euro and the Sterling Pound, the three main operating currencies of the Company.
SUMMARY OF CONSOLIDATED RESULTS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions, except per share amounts)	2005	2004	2005	2004

Revenue	$280.3	$235.1	$546.3	$466.0
EBIT	28.1	22.2	64.0	53.7
As of % of revenue	10.0%	9.4%	11.7%	11.5%
Interest expense, net	4.4	5.8	9.2	10.6
Income tax expense	5.9	3.6	16.2	11.4

Earnings
From continuing operations	$17.8	$12.8	$38.6	$31.7
From discontinued operations	(0.7)	1.2	(0.7)	6.6

Net earnings	$17.1	$14.0	$37.9	$38.3
Basic and diluted EPS from continuing operations	0.07	0.05	0.15	0.13
Basic EPS	0.07	0.06	0.15	0.16
Diluted EPS	0.07	0.05	0.15	0.15

5.1.1 CONSOLIDATED REVENUE
Revenue for the second quarter of fiscal 2006 reached $280.3 million compared with $266.0 million for the first quarter of fiscal 2006 and $235.1 million for the second quarter last year.
     The quarter-over-quarter increase of $14.3 million results from a strong performance of the SP/M segment posting a $21.7 million increase over the previous quarter. The German NH90 program and some North American programs were key contributors to the SP/M revenue increase for this second quarter. The SP/M performance was somewhat offset by the quarter decrease experienced by SP/C. The decrease for SP/C results from the fact that the first quarter was affected by the concentration of a number of deliveries for which some key performance risks had been mitigated and integration savings realized together with the fact that the typical vacation period for the employees falls in the second quarter resulting in lower input costs (i.e. lower level of progression) on projects that are accounted for as percentage of completion. Also TS/C revenue was impacted by seasonality since the second quarter typically experiences higher level of vacation which affects the level of attendance at the Company’s training centres (pilots are flying instead of training).
     The year-over-year increase of $45.2 million results from $34.8 million increase in SP/M revenue (NH90 and North American programs) together with increases of $7.7 million for the TS/C segment (year-over-year growth) and $6.5 million for the TS/M segment (effect of acquisitions) offset by a $3.8 million decrease in SP/C. The decrease for SP/C results from the fact that its revenue in the second quarter of fiscal 2005 was affected by the release of a put option that expired on two simulators. The impact was a one-time increase of revenue (and cost of sale) by $13.0 million. Excluding the release of the put option, revenue for SP/C would have increased by $9.2 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
     After two quarters in fiscal 2006, the Company’s revenue reached $546.3 million, an $80.3 million increase over the same period last year ($93.3 million excluding the effect of the release of the above-mentioned put option in fiscal 2005). This increase results from an increase in every business segment; more specifically in the SP/M segment, where the year-over-year increase reached $51.4 million.
     Further analysis of each segment’s results is provided in the Segmented Results section.
5.1.2 CONSOLIDATED EBIT
EBIT for the second quarter of fiscal 2006 reached $28.1 million (10.0% of revenue) compared with $35.9 million (13.5% of revenue) for the first quarter of fiscal 2006 and $22.2 million (9.4% of revenue) for the second quarter last year.
     The quarter-over-quarter decrease of $7.8 million results mainly from the impact of the fluctuation of currencies and by the achievement of certain key milestones on some projects during the first quarter of 2006 for SP/C and by the seasonality effect impacting SP/C and TS/C, together with the higher level of restructuring costs incurred during the second quarter.
     The year-over-year increase of $5.9 million results from higher EBIT in TS/C, SP/C and SP/M offset by slightly lower EBIT level for TS/M.
     After two quarters, EBIT reached $64.0 million compared with $53.7 million for the same period last year.
     Last year’s reported EBIT of $53.7 million included $14.2 million of additional investment tax credits (ITCs) related to fiscal 2000 to fiscal 2004. Excluding this item, last year’s EBIT after six months would have reached $39.5 million (8.5% of revenue or 8.7% excluding the effect of the release of the above-mentioned put option).
     The $64.0 million EBIT reported for the first six months was impacted by various non-recurring items such as a $6.0 million foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries, offset by a write-down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects and by restructuring and other charges of $2.9 million. Excluding non-recurring items, EBIT after six months this year would have been $66.8 million (12.2% of revenue).
     Further analysis of non-recurring items is provided in the Reconciliation of Non-recurring Items section.
     Further analysis of each segment’s results is provided in the Segmented Results section.
5.1.3 INTEREST EXPENSE (NET)
The net interest expense for the second quarter of fiscal 2006 amounted to $4.4 million compared with $4.8 million for the first quarter and $5.8 million for the second quarter of fiscal 2005.
     The $0.4 million net decrease over the immediately preceding quarter results from a reduced amount of debt outstanding during the quarter ($1.9 million impact), and higher interest income of $0.5 million offset by a net increase of $0.8 million due mainly to the write-off of unamortized deferred financing costs of $1.1 million associated with the Company’s previous credit facilities, and the decreased level of capitalized interest ($1.2 million).
The $1.4 million net decrease over the same period last year results from offsetting amounts as follows:
•	lower interest on debt of $3.6 million due to lower debt outstanding;

•	higher net deferred financing costs of $0.7 million — due mainly to the write-off of the unamortized deferred financing costs of $1.1 million related to the previous credit facilities;

•	lower capitalized interest of $1.7 million due to lower assets under construction; and

•	higher interest income of approximately $0.2 million.
After six months, the net interest expense amounted to $9.2 million compared to $10.6 million for the same period last year. The decrease of $1.4 results from:
•	reduced interest expense on debt outstanding ($4.6 million);

•	higher amortization of deferred financing costs of $0.4 million (including the $1.1 million write-down); and

•	lower capitalized interest of $2.1 million and lower interest income of $0.7 million.

> 08

MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
5.1.4 INCOME TAXES
Income taxes for the quarter were $5.9 million, representing an effective income tax rate of 25% compared to 33% for the first quarter and 22% for the second quarter last year. The quarter-over-quarter decrease is due to changes in the mix of income for tax purposes from various jurisdictions. The year-over-year increase is due to higher income in jurisdictions with high tax rates.
     Income taxes for the first six months were $16.2 million, representing an effective tax rate of 29.6% compared to 26.5% for the first six months of last year. Management still expects a 31% effective income tax rate for fiscal 2006 taken as a whole.
5.1.5 RESULTS FROM DISCONTINUED OPERATIONS
During the second quarter of fiscal 2006, the Company recorded a $0.7 million loss from discontinued operations resulting from the finalization of the FAST divestiture (Marine Controls). There were no discontinued operations during the first quarter of fiscal 2006 and there was a $1.2 million gain for the second quarter of fiscal 2005. After six months in fiscal 2005, discontinued operations accounted for $6.6 million of earnings.
     For a complete discussion on the sale of Marine, refer to the Acquisitions, Business Combinations and Divestitures section.
5.1.6 NET EARNINGS
Net earnings for the second quarter of fiscal 2006 reached $17.1 million (6.1% of revenue) compared with $20.8 million (7.8% of revenue) for the first quarter and $14.0 million (6.0% of revenue) for the second quarter last year.
     After six months in fiscal 2006, net earnings amounted to $37.9 million compared to $38.3 million for the same period last year. Excluding non-recurring items, net earnings would have been $39.9 million and $21.6 million respectively.
5.1.7 BASIC AND DILUTED EARNINGS PER SHARE
Earnings per share (EPS) for the second quarter of fiscal 2006 reached $0.07, compared with $0.08 for the first quarter 2006 and $0.06 for the second quarter of fiscal 2005. Excluding the effect of non-recurring items and discontinued operations, EPS would have amounted to $0.08, $0.08 and $0.05 respectively.
     EPS after two quarters in fiscal 2006 reached $0.15, or $0.16 excluding non-recurring items and discontinued operations. For the same period in 2005, EPS had reached $0.16, or $0.09 excluding non-recurring items and discontinued operations.
5.1.8 ORDERS AND BACKLOG
The Company’s backlog at September 30, 2005 stood at $2.4 billion compared to $2.3 billion in September 2004. The backlog is decreasing by $114.0 million compared to June 30, 2005 mainly as a result of the strengthening of the Canadian dollar as indicated in Section 4. The following table provides a continuity of the Company’s backlog since March 31, 2005.
CONSOLIDATED BACKLOG CONTINUITY SCHEDULE

	THREE MONTHS ENDED	SIX MONTHS ENDED
(amounts in millions)	SEPTEMBER 30, 2005	SEPTEMBER 30, 2005

Backlog, beginning of period	$2,548	$2,505
+ Orders for the period	276	620
- Revenue for the period	(280)	(546)
+ /- Adjustments (mainly FX)	(110)	(145)

Backlog, end of period	$2,434	$2,434

Further details are provided in the Segmented Results section.
5.2 RECONCILIATION OF NON-RECURRING ITEMS
The table below shows how certain non-recurring items have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS

FOR THE THREE-MONTH PERIOD ENDED	SEPTEMBER 30, 2005			JUNE 30, 2005			SEPTEMBER 30, 2004
	AMOUNT	AMOUNT	PER	AMOUNT	AMOUNT	PER	AMOUNT	AMOUNT	PER
(amounts in millions, except per share amounts)	PRE - TAX	AFTER TAX	SHARE	PRE - TAX	AFTER TAX	SHARE	PRE - TAX	AFTER TAX	SHARE

Earnings from continuing operations	$23.7	$17.8	$0.07	$31.1	$20.8	$0.08	$16.4	$12.8	$0.05
Restructuring plan	2.0	1.5	0.01	0.9	0.7	—	—	—	—
Write-down of unamortized deferred financing costs	1.1	0.7	—	—	—	—	—	—	—
Foreign exchange gain	—	—	—	(6.0)	(6.7)	(0.02)	—	—	—
Write-down of deferred bid costs	—	—	—	5.9	5.1	0.02	—	—	—

Earnings from continuing operations, excluding non-recurring items (not in accordance with GAAP)	$26.8	$20.0	$0.08	$31.9	$19.9	$0.08	$16.4	$12.8	$0.05

Each item highlighted in the above table is further discussed below.
5.2.1 RESTRUCTURING PLAN
On February 11, 2005, CAE announced a comprehensive restructuring plan (Plan) aimed at restoring its profitability, cash flows and return on capital. This Plan, undertaken by Management under the leadership of the new CEO, resulted from an extensive strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities.
Geared towards the elimination of duplication and the achievement of a more competitive cost structure, the Plan includes actions such as:
•	The consolidation of all manufacturing activities including engineering, program management and global procurement. These functions had previously existed in various regional business units, resulting in duplication;
•	The rationalization of the civil training centre footprint, including consolidation of training centres where duplication exists, relocation of a number of full-flight simulators to maximize yield, and streamlining of the management structure;
•	As part of this consolidation, the Company also undertook several improvement initiatives geared towards standardizing processes and “productizing” the manufacturing process; and
•	The implementation of an enterprise resource planning system (ERP), in order to improve transparency, accountability and information flow.
Finally, CAE’s compensation structure has been reoriented, with a specific emphasis on building shareholder value through focus on delivery of free cash flow and an adequate return on capital.
     The Company accounts for the restructuring charges in accordance with the Canadian Institute of Chartered Accountants (CICA), Emerging Issues Committee (EIC) abstract number 134 — EIC 134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), as described in Note 4 of the interim consolidated financial statements. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can only be recorded when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company little or no discretion to avoid transferring or using the assets in the future. For the exit costs, a commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.
     The Company intends to provide information on all costs associated with the above Plan, including the closure of business activities, the relocation of business activities from one location to another, the changes in management structure and all other costs related to the restructuring as it affects the nature and focus of the operations. However, the above accounting guidance’s may impact the timing at which an element can be recognized and may limit the type of expense than can be separately classified as restructuring expenses in the consolidated statement of earnings. However, Management intends to provide complementary information on all Plan-related expenses incurred (whether or not classified in the restructuring line item in the consolidated statement of earnings) as part of its MD&A disclosure.
     During the second quarter of fiscal 2006, the Company recorded a $1.6 million restructuring charge for workforce reduction and related expenses. The Company also incurred $0.4 million of costs associated with its Plan which did not meet the criteria for separate disclosure required by GAAP. These costs were classified under other costs in Note 4 to the unaudited interim financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
5.2.2. WRITE-DOWN OF UNAMORTIZED DEFERRED FINANCING COSTS
Following the closing of the new credit facility on July 7, 2005, the Company, in the second quarter of fiscal 2006, wrote down unamortized deferred financing costs of $1.1 million that were associated with its previous credit facility. Refer to section 5.4 for details on costs incurred in order to set-up the new credit agreement.
5.2.3 FOREIGN EXCHANGE GAIN
During the first quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange gain accumulated in the currency translation adjustment account was transferred to the statement of earnings, resulting in a non-recurring pre-tax gain of $6.0 million.
5.2.4 WRITE-DOWN OF DEFERRED BID COSTS
During the first quarter of fiscal 2006, the Company wrote down deferred bid costs (incurred post-selection) amounting to $5.9 million that were accumulated on major programs for which the Company was selected and, subsequent to its selection, the likelihood of success of the said programs as previously expected was significantly reduced.
5.3 CAPITAL EMPLOYED
The Company’s capital employed at September 30, 2005 amounted to $895.7 million, decreasing by $46.1 million compared to $941.8 million as at June 30, 2005.
The following table describes the significant elements of the Company’s capital employed:
CONSOLIDATED CAPITAL EMPLOYED

	AS AT SEPTEMBER 30	AS AT JUNE 30	AS AT MARCH 31
(amounts in millions)	2005	2005	2005

Use of capital:
Non-cash working capital (1)	$4.9	$18.5	$9.6
Property, plant and equipment, net	754.2	781.2	792.2
Other long-term assets	336.2	351.2	351.6
Net assets held for sale (current and long-term)	4.0	2.5	2.1
Other long-term liabilities	(203.6)	(211.6)	(218.1)

Total capital employed	$895.7	$941.8	$937.4

Source of capital:
Net debt (2)	$250.1	$282.3	$285.8
Shareholders’ equity	645.6	659.5	651.6

Source of capital	$895.7	$941.8	$937.4

(1)	Current assets minus current liabilities as they appear on the respective balance sheets, excluding the following items: cash and cash equivalents, current portion of long-term debt and current portion of assets and liabilities held for sale.

(2)	Long-term debt, including current portion net of cash & cash equivalents.
Non-cash working capital decreased by $13.6 million during the second quarter. Higher level of deposits on contracts ($40.6 million) resulted from a high number of orders during the quarter. This has been mainly offset by higher inventory levels ($9.5 million) and higher income taxes recoverable ($14.3 million).
     Property, plant and equipment were down $27.0 million compared to June 30, 2005 as a result of normal depreciation for the quarter and the effect of foreign exchange rates between June and September 2005, was offset by new capital expenditures.
     Other long-term assets were down $15.0 million as a result of normal amortization for the quarter, the write-down of unamortized deferred financing costs related to the previous credit facilities and the effect of foreign exchange between June and September 2005, were offset by, among other things, financing costs related to the new revolving credit agreement. Other long-term liabilities are down $8.0 million mainly as a result of lower future income taxes, foreign exchange and the amortization of deferred gains.
     The net debt reduction of $32.2 million during the second quarter comes from the impact of fluctuation, between September and June 2005 of exchange rates applied on foreign-denominated debt together with net cash generation for the period (refer to the Cash Movements section).
     The $13.9 million decrease in equity results mainly from the earnings for the second quarter ($17.1 million) plus the proceeds from share issuance ($2.9 million) net of the dividends ($2.5 million) and the change in the currency translation adjustment account ($31.9 million) resulting from the strengthening of the Canadian dollar during the period as indicated in section 4.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
5.4 CASH MOVEMENTS
Free cash flow for the second quarter of fiscal 2006 was $18.3 million; an increase of $36.6 million compared with the second quarter of fiscal 2005. The Company’s net debt as at September 30, 2005 amounted to $250.1 million, a decrease of $35.7 million compared to $285.8 million at the end of fiscal 2005.
The following table summarize the major elements of the movements in cash:

CONSOLIDATED CASH MOVEMENTS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions)	2005	2004	2005	2004

Net cash provided by continuing operating activities (before changes in non-cash working capital)	$45.6	$29.8	$76.4	$65.3
Changes in non-cash working capital	8.2	(9.2)	(0.8)	(39.0)

Cash provided by continuing operating activities	$53.8	$20.6	$75.6	$26.3
Capital expenditures	(24.3)	(25.0)	(42.2)	(66.2)
Other capitalized costs	(8.8)	(6.7)	(12.4)	(12.3)
Cash dividends	(2.4)	(7.2)	(4.8)	(14.4)

Free cash flow	$18.3	$(18.3)	$16.2	$(66.6)
Other cash movements, net	2.4		6.6
Effect of foreign exchange rate changes on cash and cash equivalents	(4.7)		(6.5)

Net increase in cash before proceeds and repayments of long-term debt	$16.0		$16.3

Operating activities generated $45.6 million of cash during the second quarter of fiscal 2006, an increase of $14.8 million compared with the previous quarter and $15.8 million compared to the same second quarter a year ago.
     Although earnings from continuing operations went down by $3.0 million between the first and second quarters of fiscal 2006, a higher level of non-cash expenses (such as amortization, depreciation and future income taxes) in the second quarter contributed to the generation of higher cash provided by continuing operating activities.
     On a year-over-year basis, a higher level of earnings from continuing operations together with a higher level of non-cash expenses for the second quarter of fiscal 2006, contributed to the generation of higher cash provided by continuing operations.
     After six months, net cash provided by continuing operations (before changes in non-cash working capital) was $11.1 million higher than the same period in fiscal 2005 as a result of a higher level of earnings from continuing operations together with a higher level of non-cash expenses in fiscal 2006 compared to fiscal 2005.
     The non-cash working capital decreased by $8.2 million since June 30, 2005, mainly due to higher level of deposits on contracts offset by higher level of net current assets.
     As a result of the above, cash provided by continuing activities reached $53.8 million in the second quarter, an increase of some $33.2 million over the same period last year and an increase of $32.0 million compared to the immediately preceding quarter.
     After six months in fiscal 2006, the Company generated $49.3 million more cash from continuing operations than after the same period last year.
     Capital expenditures (CapEx) for the quarter amounted to $24.3 million to reach $42.2 million for the year to date. Major capital projects in fiscal 2006 include the ongoing investment in the Dassault Falcon 7X program, the ramp-up of CapEx related to the German NH90 program, and various other maintenance and growth expenditures. The CapEx level is expected to be higher in the second half of fiscal 2006.
     The Company capitalized $8.8 million of other costs in the second quarter, mainly deferred financing costs related to the new credit facilities.
     The Company closed the second quarter of fiscal 2006 with $18.3 million of free cash flow for a total of $16.2 million after two quarters in fiscal 2006. Management still expects to conclude fiscal 2006 with slightly negative free cash flow as various CapEx and restructuring charges will ramp up.
     The positive cash generation for the quarter ($16.0 million), together with the impact of the strengthening Canadian dollar on the debt ($16.2 million), contributed to the $32.2 million reduction in the net debt between June 30, 2005 and September 30, 2005.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
The following table provides a reconciliation of the net debt movement since March 31, 2005 and June 30, 2005:

RECONCILIATION OF CONSOLIDATED NET DEBT MOVEMENT

	THREE MONTHS ENDED	SIX MONTHS ENDED
(amounts in millions)	SEPTEMBER 30, 2005	SEPTEMBER 30, 2005

Net debt, beginning of period	$282.3	$285.8
Impact of cash movements on net debt (see above table)	(16.0)	(16.3)
Effect of foreign exchange rate changes on long-term debt	(16.2)	(19.4)

Decrease in net debt during the period	(32.2)	(35.7)

Net debt, end of period	$250.1	$250.1

6 SEGMENTED RESULTS
6.1 NEW REPORTING SEGMENTS
Effective April 1, 2005, following the reorganization, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services — to reflect the way that the business is now being managed.
The Company changed its internal organization structure such that operations are now reported in four segments:
(i)	Simulation Products/Civil (SP/C) — Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(ii)	Simulation Products/Military (SP/M) — Designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil (TS/C) — Provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military (TS/M) — Supplies military turn-key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.
Due to this change, the corresponding items of segment information from earlier periods have been presented to conform to the new internal organization. The accounting policies of each segment are the same as those described in the Company’s annual consolidated financial statements for the year ended March 31, 2005 (Note 1 to the consolidated financial statements).
     The profitability measure employed by the Company and its CEO for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The SP/C and the SP/M segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. Transactions between operating segments are recorded at cost and are composed mainly of simulator transfers from the SP/C segment to the TS/C segment. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made on a proportion of each segment’s cost of sales.
SIMULATION PRODUCTS
The Simulation Products’ segments consist of the businesses related to the design, manufacturing and supply of synthetic training equipment for both civil and military applications, including the visual component (e.g., CAE Tropos™ and CAE Medallion-S™), the provision of post-sales support services and updates for civil market customers, the development and commercialization of the CAE Simfinity™ suite of flight training devices, and the development of such software packages as CAE NeTTS™ (Networked Tactical Training Solutions) and CAE STRIVE™, etc.
     Simulation Products’ objective carried out through its two segments is to consolidate its development and manufacturing activities, including engineering, manufacturing, program management and global procurement. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties and for installation in the Company’s global network of training centres. CAE expects to improve its lead time, cost, quality and reputation for performance through continued operational improvements and research and development programs. In particular, CAE is progressing research and development programs to introduce CAE NeTTS™ and CAE STRIVE™ for military applications, as well as PC-based architectures that address the requirement for scalable, reconfigurable, cost-effective training devices for both the civil and military markets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.2 SIMULATION PRODUCTS / CIVIL
6.2.1 NATURE OF OPERATIONS
The SP/C segment designs, manufactures and supplies flight simulators, visual systems and associated services (such as support and updates) to the civilian aviation industry. This segment also encompasses the development of CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity™ system. Pilots using CAE’s Simfinity™ training system are able to practice landing, takeoff and taxiing under different weather conditions in over 250 airports. SP/C’s manufacturing facility is located in Montreal, Canada.
     The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Fairchild/Dornier, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Agusta-Westland, Bell Helicopter and Sikorsky. The equipment demand is driven mainly by the introduction of new aircraft platform types and in-production aircraft deliveries. Since its inception, CAE has taken orders for more than 500 full-flight simulators and flight training devices from over 110 commercial airlines, aircraft manufacturers and external training centres in 38 countries. With half a century of experience in designing and manufacturing full-flight simulators, CAE has established long-standing relationships with leading commercial airlines throughout the world. According to the annually published Flight International Civil Simulator Census (last published in April 2005) and its more current version found at www.flightinternational.com, CAE has supplied 45% of the installed base of civil full-flight simulators since 1990.
6.2.2 FINANCIAL RESULTS — HISTORICAL PERSPECTIVE
SP/C FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005		2004	2003

Revenue		$213.4	193.0	270.9
Segment Operating Income		$7.8	10.7	85.2
Operating margins	%	3.7	5.5	31.5
Depreciation and amortization		$12.1	13.7	12.1
Capital expenditures		$10.9	13.4	10.6
Backlog		$273.5	197.8	225.8

Fiscal 2003 witnessed the decline in civil equipment and support services activities, reflecting the then state of the commercial aviation market affected by world events such as the terrorist attacks in September 2001, the war in Iraq and the SARS epidemic. With $270.9 million in revenue, fiscal 2003 saw a decline of approximately 40% from the previous two years when the aerospace market had reached its peak and revenue was over $440 million in both fiscal 2001 and 2002. Strong backlog with higher profitability due mainly to high volume orders from North American legacy carriers and a weaker Canadian dollar in fiscal years 2001 to 2003 led to operating margins in the range of 30%.
     SP/C continued to suffer in fiscal 2004 from continuing difficulties in the civil aerospace market, which resulted in severe competition and downward pricing pressure. In addition, a large number of airlines were in financial difficulty, resulting in a reduction of size of the addressable market. Operating margins decreased significantly as a result of the appreciation of the Canadian dollar and the decrease in the then higher margin North American revenues. The revenue mix shifted towards the Asian market where margins were much tighter. In addition, the number of full-flight simulators delivered in fiscal 2004 fell from 36 in fiscal 2003 (20 internal and 16 external) to 19 (5 internal and 14 external), resulting in higher unit production costs.
     Although it has been able to replenish its backlog in fiscal 2005, SP/C witnessed continued competitive pressure in the market, which adversely impacted its operating margins. In addition, negative foreign exchange impacts combined with higher manufacturing costs resulted in a further decline of operating margins with only 11 (3 internal and 8 external) full-flight simulators deliveries in the fiscal year.
     The increase in capital expenditures in fiscal 2004 was mainly due to CAE’s Simfinity™ product development costs being capitalized and amortized over a period of five years starting in fiscal 2005 when the product was deployed.
     Backlog steadily decreased to reach a low of $197.8 million in fiscal 2004 from nearly $500 million in fiscal 2002, with order intakes reaching a low of 11 full-flight simulators in fiscal 2003. Thereafter, the number of full-flight simulators awarded to SP/C increased to 16 full-flight simulators ordered in fiscal 2004 and 17 in fiscal 2005.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.2.3 FINANCIAL RESULTS — CURRENT
SP/C FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q2-2006		Q1-2006	Q4-2005	Q3-2005	Q2-2005

Revenue		$55.8	60.2	54.2	52.4	59.6
Segment Operating Income		$3.4	7.1	(2.5)	(3.0)	2.3
Operating margins	%	6.1	11.8	(4.6)	(5.7)	3.9
Depreciation and amortization		$5.3	2.1	4.1	3.1	2.8
Capital expenditures		$1.0	0.2	3.4	2.1	2.7
Backlog		$280.3	276.7	273.5	262.6	202.6

For the three months ended September 30, 2005, SP/C revenues amounted to $55.8 million, a quarter-over-quarter decrease of 7% ($4.4 million) attributable mainly to a different program mix in terms of level of completion and deliveries; and the effect of a lower level of input costs resulting from the impact of the vacation period on projects accounted for using the percentage of completion method. On a year-over-year basis, revenue decreased by 6% ($3.8 million). The revenue (and cost of sales) for the same quarter last year included a one-time increase of $13.0 million resulting from the release of a put option that had expired on two simulators. Excluding this one-time effect, year-over-year revenue would have increased by 20% ($9.2 million), attributable mainly to SP/C’s higher backlog.
     Segment Operating Income for the three months ended September 30, 2005 amounted to $3.4 million, a quarter-over-quarter decrease of 52% (3.7 million). On a year-over-year basis, Segment Operating Income increased by 48% ($1.1 million). The sequential decrease is attributable to:
•	the impact of fluctuation of currencies;

•	a concentrated number of deliveries in the last quarter, for which some key performance risks had been mitigated and integration savings realized; and

•	the fact that the Company revised the amortization of certain deferred development costs in this second quarter resulting in a non-cash expense of approximately $1.8 million.
The year-over-year increase is attributable to productivity gains mainly on certain manufacturing activities. Negative operating margins in the third and fourth quarters of the prior year were the result of high product development charges and negative foreign exchange impacts on some foreign denominated assets that were held for sale.
     The capital employed for SP/C at September 30, 2005 was negative $6.4 million compared to $24.3 million as at June 30, 2005. The decrease is due to a decrease in non-cash working capital, which stems from an increase in deposits on contract in the quarter. The increase in deposits is due to the high order intake in the first half of the fiscal year.
6.2.4 BACKLOG
SP/C BACKLOG CONTINUITY SCHEDULE

	THREE MONTHS ENDED	SIX MONTHS ENDED
(amounts in millions)	SEPTEMBER 30, 2005	SEPTEMBER 30, 2005

Backlog, beginning of period	$276.7	$273.5
+ Orders for the period	59.3	129.5
- Revenue for the period	(55.8)	(116.0)
+ /- Adjustments (mainly FX)	0.1	(6.7)

Backlog, end of period	$280.3	$280.3

Backlog as at September 30, 2005, stood at $280.3 million, which represents an increase of $3.6 million from June 30, 2005 and $77.7 million from the same period last year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.2.5 OUTLOOK
Management continued to see some positive signs in the civil aviation market through the first nine months of calendar 2005, as traffic levels, pilot hiring and aircraft deliveries maintained their growth trend after a strong growth year in calendar 2004. However, some segments still continue to struggle, notably the U.S. legacy airlines which continue to lose money and amongst which Delta Airlines and Northwest Airlines filed for bankruptcy protection in September 2005.
     In the near term, the emerging Asia-Pacific and Middle Eastern markets are expected to drive the majority of equipment demand as these regions continue to experience robust air traffic growth due to above average Gross Domestic Product (GDP) growth and increased liberalization of air policy.
     In the mature North American and European markets, airlines are being affected by high fuel costs and weak domestic yields, which Management expects will continue to limit their capital spending. The equipment demand in these markets will mainly be driven by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets.
     SP/C has revised its sales forecast for fiscal 2006 from the previously anticipated 17 to 20 full-flight simulator orders.
6.3 SIMULATION PRODUCTS / MILITARY
6.3.1 NATURE OF OPERATIONS
The SP/M segment is a world leader in the design, manufacture and supply of advanced military training and mission rehearsal equipment for flight, ground, and sea applications.
     In step with the need for increased global security, the military simulation market is driven by several factors. Most importantly, the changing nature of warfare from symmetric to asymmetric has been driving the increased cooperation between allies. This has led to the deployment of joint and coalition forces, creating the need for more interoperability and joint-training capabilities, such as distributed mission training. The introduction of new weapon system platforms as well as the upgrade and life-extension of existing weapon system platforms also has a direct impact on the military simulation marketplace. Finally, more militaries and governments are shifting to a greater use of simulation in training programs due to improved realism, significantly lower costs, and less risk compared to operating the actual weapon system platform. All these factors lead to a military simulation marketplace that offers significant opportunities and growth.
     With CAE’s breadth and depth of technology solutions and training systems integration capabilities, SP/M is well positioned to capitalize on international military programs in North America, Europe, the U.K., Australia, Asia and the Middle East. By continuing to strategically team and collaborate with key original equipment manufacturers (OEMs) and lead systems integrators both locally and abroad, SP/M will continue to develop its strong position in the global military simulation equipment market.
     SP/M’s facilities are located in Montreal, Canada; Tampa, Florida U.S.A; Burgess Hill, U.K.; Stolberg, Germany and Sydney, Australia.
6.3.2 FINANCIAL RESULTS — HISTORICAL PERSPECTIVE
SP/M FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005		2004	2003

Revenue		$278.9	291.8	290.9
Segment Operating Income		$26.4	28.5	59.2
Operating margins	%	9.5	9.8	20.4
Depreciation and amortization		$9.4	8.8	8.5
Capital expenditures		$4.4	3.5	9.7
Backlog		$511.3	471.4	516.9

Fiscal 2003 was an unusual year for SP/M, resulting from efficient program execution, particularly towards the later stage of completion of several repeat simulators, engineering upgrades, as well as the achievement of two early delivery bonuses earned on some U.S. programs.
     In fiscal 2004, program margins returned to a more normalized level. The appreciation of the Canadian dollar adversely impacted the revenue and operating margins, while operating margins were further impacted by low margins on some specific programs in Europe where CAE, albeit acting as the prime contractor, had sub-contracted a large portion of its work share to meet industrial requirements (local content). In addition, SP/M incurred significant bid costs on major programs, both in Europe and North America.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
     In fiscal 2005, revenue and operating margins were further adversely impacted by foreign exchange movements, while a significant portion of the decrease in revenue resulted from delays in meeting specific milestones on the German Night Time Flying (NTF) program, which had made a major contribution to revenue in fiscal 2004. SP/M also reduced its selling and marketing expenses and was able to recognize $4.4 million of additional ITCs.
     A strong order intake of $328 million in fiscal 2005 saw SP/M backlog return to previous levels after experiencing a slight decrease in fiscal 2004.
6.3.3 FINANCIAL RESULTS — CURRENT
SP/M FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q2-2006		Q1-2006	Q4-2005	Q3-2005	Q2-2005

Revenue		$94.4	72.7	80.5	82.7	59.6
Segment Operating Income		$9.7	4.8	8.8	6.4	7.2
Operating margins	%	10.3	6.6	10.9	7.7	12.1
Depreciation and amortization		$3.0	1.8	2.2	2.3	2.2
Capital expenditures		$1.6	0.3	0.8	1.6	1.0
Backlog		$493.1	535.1	511.3	487.5	487.1

For the three months ended September 30, 2005, SP/M revenues amounted to $94.4 million, a quarter-over-quarter increase of 30% ($21.7 million) and year-over-year increase of 58% ($34.8 million). The quarter-over-quarter increase is attributable mainly to the high order intake booked earlier this year, as well as to the recovery of past delays in some North American projects. The year-over-year increase is attributable mainly to a higher backlog at the beginning of the period, including the NH90 equipment program in Germany.
     Segment Operating Income for the three months ended September 30, 2005 amounted to $9.7 million, a quarter-over-quarter increase of 102% ($4.9 million). The Segment Operating Income in the last quarter included a non-recurring charge of $1.5 million; excluding it would result in a quarter-over-quarter increase of 54% ($3.4 million). This quarter-over-quarter increase is attributable mainly to the increased revenue as stated above, as well as some cost savings on simulators manufactured in Montreal, offset by the effect of currencies fluctuation and the revised amortization of deferred development costs (resulting in a non-cash charge of $0.4 million). The year-over-year Segment Operating Income increase of 35% ($2.5 million) is attributable to the higher volume of business as explained above.
     The capital employed for SP/M at September 30, 2005 was $98.0 million compared to $115.9 million at June 30, 2005. The decrease is primarily a result of lower non-cash working capital in the quarter due to higher deposits on contracts at the end of September, which increased as a result of the large order intake in the first quarter.
6.3.4 BACKLOG
SP/M BACKLOG CONTINUITY SCHEDULE

	THREE MONTHS ENDED	SIX MONTHS ENDED
(amounts in millions)	SEPTEMBER 30, 2005	SEPTEMBER 30, 2005

Backlog, beginning of period	$535.1	$511.3
+ Orders for the period	59.7	165.4
- Revenue for the period	(94.4)	(167.1)
+ /- Adjustments (mainly FX)	(7.3)	(16.5)

Backlog, end of period	$493.1	$493.1

Backlog as at September 30, 2005, stood at $493.1 million, which represents a decrease of $42.0 million from June 30, 2005. The order intake for the second quarter of fiscal 2006 amounted to $59.7 million, and is comprised mainly of orders in Canada as well as Germany, including a contract to provide equipment for Austria’s Eurofighter full-mission simulator.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.3.5 OUTLOOK
The SP/M group continues to expand its global coverage with orders from Europe, North America, the Middle East and Asia Pacific regions. Demand for CAE’s state-of-the-art simulation technology offerings is consistent with the desire for militaries to increasingly use simulation for training and mission rehearsal activities. SP/M has seen growth in order bookings from its high-end visual systems originating in both Austria and Germany, thus adding to its experience on the Eurofighter and Tornado aircraft platforms. CAE’s MAD (Magnetic Anomaly Detection) sensor equipment was also selected by Boeing for the U.S. Navy Multi-mission Maritime Aircraft (MMA) program, which positions SP/M well for other business on this important new platform. Similarly, SP/M continues to book additional orders on key programs such as the C-130J MATS program for the U.S. Air Force, U.S. Army Special Operations Aviation Training and Rehearsal Systems program, and U.S. Navy MH-60S program.
     As the year progresses, SP/M’s ongoing initiative to seek partnerships with key industry suppliers continues to progress, and discussions are ongoing with various OEMs to establish relationships for the provision of training equipment for key platforms. One example is CAE recently being selected by EADS North America as the training systems provider for EADS’ bid to the U.S. Army to supply its UH-145 helicopter to meet the Army’s Light Utility Helicopter requirement. Customer satisfaction, operational performance, and best-in-class technology continue to be the driving forces behind the business success and strong order backlog. However, for the remaining of the fiscal year, SP/M does not expect to maintain the same level of Revenue and Segment Operating Income as in this second quarter, which witnessed recovery of past delays and important milestones having been met on some programs in the U.S. and Germany. In addition, at the outset of its restructuring plan in February 2005, Management emphasized the need to protect CAE’s technology leadership. Therefore, although SP/M will continue to work toward its goal of sustaining low double-digit EBIT margins, this may present a challenge since a certain amount of R&D spending is necessary in the third and fourth quarter to maintain SP/M’s competitive edge.
TRAINING & SERVICES
In the general category of Training & Services, CAE offers a wide range of services to its customers. These range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modelling and simulation and training centre design and operation.
6.4 TRAINING & SERVICES / CIVIL
6.4.1 NATURE OF OPERATIONS
The TS/C segment provides business, regional and commercial aviation training for pilots, maintenance technicians and crew members in civil aviation. CAE is the world’s second largest independent provider of training services, and operates training centres on four continents and had an installed base of 108 full-flight simulators for an equivalent of 99 revenue-generating simulators (revenue/simulators) as of September 30, 2005. CAE intends to selectively continue to expand its global network in strategic locations with high-growth potential.
     The TS/C segment provides tailored training services ranging from fully integrated programs with courses given by CAE training instructors and simulation hours (wet training), to solutions where CAE is leasing the simulators (by the hour) and the customer provides the instructor (dry training). The training services are offered to each of the three sectors: business, regional and commercial.
     The TS/C segment activities are affected by the seasonality of its industry — in times of peak travel (such as holidays), airline pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true — slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.
     The Company’s practice is to endeavour to secure numerous long-term training agreements with commercial, regional and business aircraft operators prior to establishing a new training centre. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company’s training instructors or their own. The business aviation training centres are used by more than 3,000 customers who tend to use third-party training centres as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus on ramping up utilization and increasing yield (through enhanced service offerings) in its training centres.
     During fiscal 2005, CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by the aircraft manufacturer with the purchase of the aircraft. The agreement covers pilot, maintenance and cabin crew training. As part of this agreement, CAE is developing two Falcon 7X full-flight simulators and a comprehensive training program that will incorporate CAE Simfinity™ training technology. The Falcon full-flight simulators will be deployed in North America and Europe. The North American location will be CAE’s new training centre being developed in Morris County, New Jersey (U.S.), while the European location will be in CAE’s existing facilities in Burgess Hill, U.K.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.4.2 FINANCIAL RESULTS — HISTORICAL PERSPECTIVE
TS/C FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005		2004	2003

Revenue		$306.8	268.8	246.2
Segment Operating Income		$39.8	28.3	30.4
Operating margins	%	13.0	10.5	12.3
Depreciation and amortization		$45.3	40.3	39.2
Capital expenditures		$100.6	68.3	201.5
Backlog		$829.6	823.5	651.3

In fiscal 2003, CAE achieved a significant growth in revenue from training operations, reflecting the benefits of acquisitions made in fiscal 2002 (Schreiner in August 2001 and SimuFlite in December 2001). The network of installed base simulators grew by 50% from the prior year.
     In fiscal 2004, revenue growth was attributable to an increase in the number of simulators deployed in our network and an increase in capacity utilization in the latter part of the year. Operating margins, when compared to fiscal 2003 and fiscal 2005, were negatively impacted by the financial difficulties and ongoing restructuring of some of the North American airline operators, the SARS epidemic and the movement in exchange rates. Capital expenditures were constrained in 2004 following the significant expansion and addition to CAE’s network between 2001 and 2003.
     Although fiscal 2005 remained a challenging year for the aeronautical industry, Management saw some encouraging signs for TS/C business that is supported by its improved financial results, both in terms of revenue and operating margins. Fiscal 2005 Segment Operating Income growth outpaced revenues despite higher operating lease expenses associated with the Company’s ongoing full-flight simulator sale and lease-back program, offset by growth in training from the addition of the CAE-Iberia training centre in Madrid, Spain, and additional simulators in the Dubai training facility. The TS/C network grew from an installed base of 102 simulators at the end of fiscal 2004 to 106 at the end of 2005 and revenue/simulator equivalent from 87 to 98 for the same periods. Capital expenditures increased in fiscal 2005 primarily due to the award of the A380 and Dassault 7X programs.
6.4.3 FINANCIAL RESULTS — CURRENT
TS/C FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q2-2006		Q1-2006	Q4 -2005	Q3-2005	Q2-2005

Revenue		$79.4	83.8	79.4	75.8	71.7
Segment Operating Income		$11.6	16.9	13.3	9.0	7.1
Operating margins	%	14.6	20.2	16.8	11.9	9.9
Depreciation and amortization		$10.3	10.5	10.4	11.6	12.2
Capital expenditures		$14.3	10.9	10.2	32.4	20.8
Backlog		$830.4	831.7	829.6	838.5	844.5

For the three-month period ended September 30, 2005 TS/C revenue amounted to $79.4 million, a 5% quarter-over-quarter decrease resulting from the seasonal nature of the training business, the second quarter being traditionally the weakest. On a year-over-year basis, revenue increased by 11%. The strong year-over-year improvement reflects the increase in training conducted by our clients in our training network and the addition of two simulators in our network compared to the same period last fiscal year. We also note a healthy business aviation market during the quarter.
     After two quarters in fiscal 2006, revenues are reaching $163 million, increasing 7% over the same period last year ($152 million).
     Segment Operating Income for the traditionally weak second quarter, amounted to $11.6 million, a quarter-over-quarter decrease of $5.3 million. Compared to the same period last year, the Segment Operating Income increased by $4.5 million (or 63%) resulting from an increased level of activity at our training centres together with a favourable impact of approximately $2 million resulting from the reduction of the amortization expense following the impairment charge recorded in the third quarter last year. Net of the $2 million savings, the year-over-year growth would still be approximately $2.5 million, a 35% improvement. These upsides were partially offset by the strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro, the main operating currencies of the segment.
     On a year-to-date basis, Segment Operating Income reached $28.5 million (17% of revenue) compared with $17.5 million (11% of revenue) for the same period last year, a 63% year-over-year increase.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
     Capital expenditures for the quarter amounted to $14.3 million and are related to the ongoing investment required for the Dassault Falcon 7X training program and a number of upgrades being conducted in the network.
     The capital employed for TS/C at September 30, 2005 was $559.8 million compared to $578.9 million as of June 30, 2005.
6.4.4 BACKLOG
TS/C BACKLOG CONTINUITY SCHEDULE

	THREE MONTHS ENDED	SIX MONTHS ENDED
(amounts in millions)	SEPTEMBER 30, 2005	SEPTEMBER 30, 2005

Backlog, beginning of period	$831.7	$829.6
+ Orders for the period	132.2	211.8
- Revenue for the period	(79.4)	(163.2)
+ /- Adjustments (mainly FX)	(54.1)	(47.8)

Backlog, end of period	$830.4	$830.4

Backlog as at September 30, 2005, at $830.4 million, represents a decrease of $1.3 million from June 30, 2005. The order intake for the second quarter of fiscal 2006 amounted to $132.2 million. The backlog was also negatively affected mainly by exchange rate fluctuations of $54.1 million.
     During the first quarter of 2006, Jet Aviation expanded the scope of its business aviation pilot training with Emirates-CAE Flight Training (ECFT) by signing a new contract for Gulfstream IV, V and G550 pilot training at ECFT’s facilities in Dubai, U.A.E. In addition, Jet Aviation renewed a long-standing contract for B737 Boeing Business Jet training with ECFT, which is jointly operated by Emirates and CAE under a long-term teaming agreement.
     During the second quarter of 2006, CAE signed a number of multi-year aviation training agreements for centres in North America and Europe. As an example, CAE signed a 10-year agreement in August with U.K.-based Virgin Atlantic Airways to provide training for pilots of the carrier’s entire fleet of Airbus A340-600 and Boeing 747-400 aircraft. Initially valued at £28 million (C$60 million), the contract also includes an option for Airbus A380 training. If all options were to be exercised, the total contract value could amount to £43 million (C$92 million) over 10 years.
     On August 25, 2005, CAE’s joint venture with China Southern Airlines, Zhuhai Flight Training Centre, ordered from CAE a Boeing 737-800 full-flight simulator. This will be the ninth simulator to be used by this joint venture in order to support the growing training need of CAE’s partner in China. The eighth simulator ordered by the joint venture (an A-320 model) is expected to be ready for training in October, 2005.
     Following the end of the quarter, CAE and China Southern Airlines jointly agreed to expand their joint venture facility in Zuhai to accommodate future growth.
6.4.5 OUTLOOK
Management continued to see some positive signs in the civil aviation market for the remainder of fiscal year 2006, as passenger traffic levels, pilot hirings and aircraft deliveries maintained their growth trend. In particular, business jet aircraft deliveries have been robust.
     We also expect to finalize the contractual agreement with Vueling Airlines in the near future. Vueling Airlines, a Spanish low-cost carrier, retained CAE to provide A320 pilots as it expands its aircraft fleet over the next 18 months. As part of the program, CAE will provide type rated pilots from a combination of existing A320 pilots, experienced pilots on other type of aircraft and new cadets. All recruited pilots will be evaluated on the basis of their flying skills as well as their ability to fit into the Vueling corporate culture.
     Most airlines outside of the Americas have returned to profitability, but the industry continues to be affected by high fuel costs, which Management expects will continue to cause pricing pressures on training rates. TS/C near-term priorities remain to optimize returns on existing training investments by improving its mix of fully integrated solutions (wet training) and lease of simulators (dry training) while pacing its entry into developing growth markets. TS/C’s immediate financial goals are to drive positive free cash flow and improve return on capital.
     TS/C is actively looking at various options to continue to drive efficiencies and minimize any overlap or duplication and to deliver the most cost-effective and competitive training services. At the same time, TS/C continues to assess various opportunities to expand its market presence. Also, depending on the need to obtain regulatory approvals in some countries, the logistic of moving simulators and the finalization of the consolidation plan by the end of calendar year 2006, some training centres may be closed by the end of fiscal 2006 or in early 2007. It should be noted that depending on the timing and number of simulators that are relocated, the repositioning and consolidation of our activities may have a marginally negative impact on the TS/C results in the last quarter of fiscal year 2006 or in first few quarters of fiscal year 2007. After full redeployment of the assets, Management is of the view that the attributable revenue loss associated with the relocation will be compensated by new revenue opportunity created over time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.5 TRAINING & SERVICES / MILITARY
6.5.1 NATURE OF OPERATIONS
Ongoing military training service operations in North America, Europe, Australia, and other parts of the world continue to generate steady revenues for TS/M. CAE’s TS/M provides its customers with turnkey training services and a full range of training support services from over 60 locations around the globe. Services range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modelling and simulation, and training centre design and operation.
     Today’s military forces are under constant pressure to reduce operating costs, improve performance, and above all, maintain a high state of readiness. With limited financial and human resources, meeting these challenges is increasingly difficult. Over the past decade, there has been a growing trend in the military community to outsource a variety of training services. This outsourcing can range from a complete, turnkey training operation such as the private finance initiatives undertaken by the U.K. Ministry of Defence to the outsourcing of simulator and academic instruction, courseware development, simulator maintenance, and logistics support.
     TS/M is uniquely qualified to handle all training service needs. TS/M has been a leader in providing state-of-the-art training and support across the entire range of combat skills. TS/M has a range of experience and capability, including delivery of a turnkey training service as evidenced by CAE’s Medium Support Helicopter Aircrew Training Facility in the U.K. and the C-130 Training Centre in Tampa, Florida.
     CAE has traditionally applied its simulation technology and expertise to training services. However, simulation is an increasingly key part of the entire defence system lifecycle and CAE has established a Professional Services division, within TS/M, to help customers apply simulation to analysis, design, research, and experimentation applications. Our experts offer professional services in areas such as project management, human factors, capability engineering, modelling and simulation, and emergency management. The establishment of the Professional Services division is consistent with defence forces’ desire to use more simulation for not only training, but throughout the lifecycle of platforms and weapon systems.
6.5.2 FINANCIAL RESULTS — HISTORICAL PERSPECTIVE
TS/M FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005		2004	2003

Revenue		$187.1	184.8	168.7
Segment Operating Income		$20.8	23.1	19.6
Operating margins	%	11.1	12.5	11.6
Depreciation and amortization		$8.0	5.9	5.5
Capital expenditures		$2.1	1.6	2.4
Backlog		$890.3	799.7	741.7

From fiscal 2002 with revenue close to $150 million, TS/M experienced a constant growth, reaching revenue of $187.1 million in fiscal 2005. Because of the long-term and recurring nature of the military service business, operating margins were relatively stable.
     However, in fiscal 2003, TS/M revenue and operating margins were adversely impacted by foreign exchange. Although it witnessed the same trend in fiscal 2004, TS/M achieved a strong performance on some Canadian and Australian programs. As has been the case for the Military Simulation Products segment, TS/M had to incur high bid costs for major programs in Europe and the U.S.
     In fiscal 2005, Helicopter Flight Training Services (HFTS), a consortium with three other major European defence contractors in which CAE has a 25% investment, was awarded a long-term training services contract by the German government, contributing to the replenishment of CAE’s TS/M backlog by €122.0 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.5.3 FINANCIAL RESULTS — CURRENT
TS/M FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q2-2006		Q1-2006	Q4-2005	Q3-2005	Q2-2005

Revenue		$50.7	49.3	48.6	46.6	44.2
Segment Operating Income		$5.4	2.0	4.2	4.9	5.6
Operating margins	%	10.7	4.1	8.6	10.5	12.7
Depreciation and amortization		$1.9	1.9	1.5	3.7	1.5
Capital expenditures		$7.4	6.5	0.1	1.2	0.5
Backlog		$829.4	904.0	890.3	932.6	726.1

For the three months ended September 30, 2005, TS/M’s revenues amounted to $50.7 million, a quarter-over-quarter increase of 3% ($1.4 million). On a year-over-year basis, revenue increased by 15% ($6.5 million). The quarter-over-quarter increase is mainly attributable to increased technical logistic support services on various German bases, to the full quarterly contribution of Terrain Experts Inc., acquired during the first quarter and to higher training services revenue in the C-130 training centre in Tampa. The year-over-year increase is attributable mainly to the same reasons as stated above, as well as to the integration of two acquired businesses, Greenley & Associates Inc. and Terrain Experts, Inc., both of which specialize in modelling and simulation activities.
     Segment Operating Income for the three months ended September 30, 2005, amounted to $5.4 million, a quarter-over-quarter increase of 170% ($3.4 million). The Segment Operating Income in the last quarter included a non-recurring charge of $4.4 million excluding it would result in a quarter-over-quarter decrease of 16% ($1.0 million). On a year-over-year basis, Segment Operating Income decreased by 4% ($0.2 million). Both the sequential and year-over-year results show variances mainly due to negative foreign exchange impacts.
     Capital expenditures for the quarter amounted to $7.4 million and are mainly related to the building of training centres in Germany for the NH90 program.
     The capital employed for TS/M at September 30, 2005 was $105.8 million compared to $98.0 million at June 30, 2005. The increase is due to higher non-cash working capital in the quarter which is primarily a result of lower accounts payable resulting from the timing of purchases for the current mix of programs.
6.5.4 BACKLOG
TS/M BACKLOG CONTINUITY SCHEDULE

	THREE MONTHS ENDED	SIX MONTHS ENDED
(amounts in millions)	SEPTEMBER 30, 2005	SEPTEMBER 30, 2005

Backlog, beginning of period	$904.0	$890.3
+ Orders for the period	24.5	112.5
- Revenue for the period	(50.7)	(100.0)
+ /- Adjustments (mainly FX)	(48.4)	(73.4)

Backlog, end of period	$829.4	$829.4

Backlog as at September 30, 2005, stood at $829.4 million, which represents a decrease of $74.6 million from June 30, 2005. The order intake for the second quarter of fiscal 2006 amounted to $24.5 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
6.5.5 OUTLOOK
The TS/M group continues to aggressively pursue training service as well as professional service opportunities around the world. As more and more governments and defence forces look to outsource non-core activities while focusing their active duty personnel on operational requirements, Management expects there will be significant opportunities to provide a range of training services.
     CAE’s TS/M group will continue to experience steady business from its long-term training service contracts. These include contracts such as the Medium Support Helicopter Aircrew Training Facility at Royal Air Force Station Benson in the U.K. and the Management Support of Aerospace Simulators for the Australian Defence Forces. Earlier this year, CAE was part of a consortium selected to provide the German Armed Forces with NH90 helicopter training services over a 14.5-year period beginning in 2008. Other key training service contracts for CAE include the provision of maintenance and support services for the German Armed Forces flight simulators; instruction, maintenance, and support services under sub-contract to Lockheed Martin for C-130 and C-130J training systems for the U.S. Air Force; and operation of the U.S. Air Force Predator UAV schoolhouse.
     A key win for the TS/M group this year was being selected by the U.S. Navy as one of the companies eligible to compete for future task orders as part of the Navy’s Fielded Training System Support program. CAE is now one of a select group of companies eligible to compete for training service business with the U.S. Navy.
7 ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES
7.1 MARINE CONTROLS
As reported in the Company’s MD&A for fiscal 2005, in the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine business. On February 3, 2005, CAE completed with L-3 Communications Corporation the sale of the substantial components of its Marine segment for a cash consideration of $238.6 million. This amount was subject to a post-closing net working capital adjustment which has not yet been completed. CAE does not believe this provision will result in a material adjustment to the cash consideration received. On August 31, 2005 the Company completed the sale of one of the remaining components of the Marine divestiture (U.K. Astute Class submarine training program). This component consisted of the transfer of CAE’s share in FAST Holding Limited and the release of CAE’s guarantee of approximately $53.0 million of FAST project finance debt following the receipt of final approval. The sale of the last component, which is minimal from a net asset standpoint, is expected to be completed by the end of fiscal 2006 with nominal proceeds.
     The results of Marine have been reported as discontinued operations starting with the second quarter of fiscal 2005, and previously reported statements have been reclassified.
7.2 FORESTRY SYSTEMS
On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for cash consideration of $25.0 million and a further estimated payment at $10.0 million, included in accounts receivable, based on the operating performance of the disposed business in the three-year period following the closing date. On November 2, 2005, the Company received a notice from the buyer indicating that the targeted level of operating performance triggering the payment had not been achieved. Management is currently evaluating the recoverability of this receivable.
8 LIQUIDITY
The Company’s financing needs are met through internally generated cash flows, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.
8.1 SOURCES OF LIQUIDITY
CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes as well as issue letters of credit and bank guarantees (see below description of new revolving credit facility).
     The total available amount of committed bank lines as at September 30, 2005 was $604.5 million, of which 26% was utilized ($158.0 million split between borrowings of $34.0 million and letters of credit of $124.0 million). At March 31, 2005, the total amount available was $580.3 million, of which 5% ($30.4 million) was utilized. The increase in total utilization was due mainly to the use of the credit facility for the issuances of letters of credit and bank guarantees, which was not available in the facility as at March 31, 2005, while borrowings remain flat.
     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $41.1 million, of which $7.7 million was drawn as at September 30, 2005.
     As at September 30, 2005, CAE had long-term debt totalling $319.9 million, compared to $342.9 million at March 31, 2005. At September 30, 2005, the short-term portion of the long-term debt was $14.4 million compared to $35.3 million at March 31, 2005. The decrease in the short-term portion results mainly from the repayment of the $20.0 million Canadian dollar Senior Note Tranche due in June 2005.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
     During the second quarter, two additional debts have been incurred to finance CAE’s operations. The first debt is related to the NH90 project where a non-recourse PFI has been put in place to finance the build out of the project. An amount of $14.5 million has been incurred, resulting from CAE’s proportionate share (25%) of the initial drawdown of the debt facility. The drawdown is under a total facility of € 175.5 million to be drawn-down over the build out of the project. The debt is non-recourse to CAE and has a final maturity of December 2019. The second debt has been incurred by the Zhuhai Training Centre to finance the acquisition of a simulator. An amount of $4.6 million has been incurred as a result of CAE’s proportionate share (49%) of the initial drawdown of a term debt for CAE’s joint venture participation in the Zhuhai Training Centre. The debt is non-recourse to CAE and has a final maturity of January 2008.
     The Company sells some of its third-party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as a collection agent. As at September 30, 2005, $16.3 million of specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used to repay borrowings under the Company’s committed credit facilities.
     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years, maturing in July 2010. The total credit available is equal to US$400.0 million and €100.0 million. The facility has covenants including minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings which are non-recourse to the Company. The facility also provides the capability to issue letters of credit and bank guarantees.
8.2 CONTRACTUAL OBLIGATIONS
In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The table below provides a summary of the various maturities of the Company’s long-term debt as at September 30, 2005.

	OCT 05	OCT 06	OCT 07	OCT 08	OCT 09
(amounts in millions)	SEPT 06	SEPT 07	SEPT 08	SEPT 09	SEPT 10	THEREAFTER	TOTAL

Long-term debt	$12.2	$33.0	$25.5	$88.6	$54.2	$101.9	$315.4
Capital lease	2.2	1.5	0.6	0.2	—	—	4.5

Total	$14.4	$34.5	$26.1	$88.8	$54.2	$101.9	$319.9

At September 30, 2005, CAE had other long-term liabilities that were not included in the table above. They consisted of some accrued pension liabilities and post-retirement benefits, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations for accrued employee pension liability and post-retirement benefits depend on various elements such as market returns, actuarial losses and gains and interest rate.
8.3 COMMITMENTS
CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace as alternative ways of training are developed and different types of training equipment are needed for our clients’ training needs.
9 OFF-BALANCE SHEET ARRANGEMENTS
9.1 GUARANTEES
In the normal course of business, CAE has issued letters of credit and performance guarantees for a total of $106.1 million at September 30, 2005, compared to $73.3 million at March 31, 2005. The increase in the outstanding amount results mainly from additional project-related requirements.
9.2 SALE AND LEASEBACK TRANSACTIONS
The following is a summary, as at September 30, 2005, of the existing sale and leaseback transactions for full-flight simulators currently in service in TS/C training locations, accounted for as operating leases on CAE’s financial statements. Refer to the Company’s MD&A for fiscal 2005 for more information related to its sale and leaseback transactions.

> 24

MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
EXISTING FULL-FLIGHT SIMULATORS UNDER SALE AND LEASEBACK

		NUMBER OF		INITIAL	IMPUTED	UNAMORTIZED	RESIDUAL
	FISCAL	SIMULATORS	LEASE	TERM	INTEREST	DEFERRED	VALUE
(amounts in millions, unless otherwise noted)	YEAR	(UNITS)	OBLIGATION	(YEARS)	RATE	GAIN	GUARANTEE

SimuFlite	2002 to 2005	14	$192.6	10 to 20	5.5% to 6.7%	$12.7	$—
Toronto training centre	2002	2	39.9	21	6.4%	16.0	9.2
Air Canada training centre	2000	2	31.8	20	7.6%	14.7	8.3
Denver/Dallas training centres	2003	5	81.9	20	5.0%	29.7	—
China Southern joint venture(1)	2003	5	20.9	15	3.0%	—	—
Others	—	8	32.7	3 to 10	2.9% to 10.1%	15.6	15.6

		36	$399.8			$88.7	$33.1

Annual lease payments (upcoming 12 months)			$35.5

(1)	Joint venture in which CAE has a 49% interest.
Rental expense related to operating leases of the simulators under sale and leaseback arrangements was $10.3 million during the second quarter and $19.7 million on a year-to-date basis for fiscal 2006 compared to $11.1 million and $22.5 million for the same periods last year.
     Future minimum lease payments for such arrangements amount to approximately $399.8 million as at September 30, 2005.
10 FINANCIAL INSTRUMENTS
CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at September 30, 2005, CAE had $274.3 million Canadian-dollar equivalent in forward contracts compared to $254.7 million Canadian-dollar equivalent as at June 30,2005 and $305.0 million Canadian-dollar equivalent as at March 31, 2005. The decrease since March 2005 is due mainly to a reduced number of foreign currency denominated contracts being hedged.
     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 62% vs. 38% respectively as at September 30, 2005 and 64% vs. 36% as at June 30, 2005. The variation in the mix since March 31, 2005, when it stood at 70% vs. 30% respectively, is due mainly to the repayment of the $20.0 million Canadian dollar Senior Note Tranche due in June 2005, which was a fixed rate debt.
     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (DSU) programs. As at September 30, 2005, the settlement hedge contract covered 600,000 shares of the Company, the same as at June 30, 2005 and March 31, 2005.
     For further information on financial instruments, refer to the Company’s MD&A for fiscal 2005.
11 BUSINESS RISKS AND UNCERTAINTIES
As described in the Business Risks and Uncertainties section included in CAE’s Annual Information Form (AIF) for the year ended March 31, 2005, numerous factors could cause the Company’s results to differ materially from those in the forward-looking statements. These factors have not significantly changed in the second quarter of fiscal 2006.
12 FINANCIAL STATEMENTS DISCLOSURE
12.1 SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS — FISCAL 2005 TO FISCAL 2006
Information on significant changes in accounting standards have been described in the Company’s most recent annual MD&A (included in the Company’s annual report for the year ended March 31, 2005). No significant changes have occurred since then.

25 >

MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE SECOND QUARTER REPORT 2006
12.2 CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.
     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results and require significant subjective judgment by Management. See Note 1 of the fiscal 2005 consolidated financial statements for a description of the Company’s accounting policies. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.
13 SYSTEMS, PROCEDURES AND CONTROLS
Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by Management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are convinced that they are adequate for ensuring that complete and reliable financial information is produced. In the quarter ended September 30, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls.
14 ADDITIONAL INFORMATION
Additional information relating to the Company, including its AIF for fiscal 2005, is available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.

> 26

CONSOLIDATED BALANCE STATEMENTS	> CAE SECOND QUARTER REPORT 2006
CONSOLIDATED BALANCE SHEETS

(UNAUDITED)	AS AT SEPTEMBER 30	AS AT MARCH 31
(amounts in millions of Canadian dollars)	2005	2005

Assets
Current assets
Cash and cash equivalents	$69.8	$57.1
Accounts receivable	260.9	255.7
Inventories	121.0	101.0
Prepaid expenses	23.2	17.8
Income taxes recoverable	73.9	58.5
Future income taxes	6.1	2.5
Current assets held for sale (Note 3)	—	5.8

	554.9	498.4
Property, plant and equipment, net	754.2	792.2
Future income taxes	96.9	101.0
Intangible assets	21.0	20.2
Goodwill (Note 12)	91.9	92.1
Other assets	126.4	138.3
Long-term assets held for sale (Note 3)	4.0	57.5

	$1,649.3	$1,699.7

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$313.7	$312.8
Deposits on contracts	142.6	93.5
Long-term debt due within one year (Note 5)	14.4	35.3
Future income taxes	23.9	19.6
Current liabilities related to assets held for sale (Note 3)	—	7.8

	494.6	469.0
Long-term debt (Note 5)	305.5	307.6
Deferred gains and other long-term liabilities	178.2	179.8
Future income taxes	25.4	38.3
Long-term liabilities related to assets held for sale (Note 3)	—	53.4

	1,003.7	1,048.1

Shareholders’ Equity
Capital stock (Note 8)	385.1	373.8
Contributed surplus	4.3	3.3
Retained earnings	373.7	340.8
Currency translation adjustment	(117.5)	(66.3)

	645.6	651.6

	$1,649.3	$1,699.7

The accompanying notes form an integral part of these consolidated financial statements.

27 >

CONSOLIDATED BALANCE STATEMENTS	> CAE SECOND QUARTER REPORT 2006
CONSOLIDATED STATEMENTS OF EARNINGS

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions of Canadian dollars, except per share amounts)	2005	2004	2005	2004

Revenue	$280.3	$235.1	$546.3	$466.0

Earnings before the undernoted	$30.1	$22.2	$60.9	$53.7
Other (expense) income, net (Note 4)	(2.0)	—	3.1	—

Earnings before interest and income taxes	$28.1	$22.2	$64.0	$53.7
Interest expense, net (Note 7)	4.4	5.8	9.2	10.6

Earnings before income taxes	$23.7	$16.4	$54.8	$43.1
Income tax expense	5.9	3.6	16.2	11.4

Earnings from continuing operations	$17.8	$12.8	$38.6	$31.7
Results of discontinued operations (Note 3)	(0.7)	1.2	(0.7)	6.6

Net earnings	$17.1	$14.0	$37.9	$38.3

Basic and diluted earnings per share from continuing operations	$0.07	$0.05	$0.15	$0.13

Basic earnings per share	$0.07	$0.06	$0.15	$0.16

Diluted earnings per share	$0.07	$0.05	$0.15	$0.15

Weighted average number of shares outstanding	249.8	246.8	249.3	246.7

The accompanying notes form an integral part of these consolidated financial statements.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions of Canadian dollars)	2005	2004	2005	2004

Retained earnings at beginning of period	$359.1	$579.0	$340.8	$562.1
Net earnings	17.1	14.0	37.9	38.3
Dividends	(2.5)	(7.4)	(5.0)	(14.8)

Retained earnings at end of period	$373.7	$585.6	$373.7	$585.6

The accompanying notes form an integral part of these consolidated financial statements.

> 28

CONSOLIDATED BALANCE STATEMENTS	> CAE SECOND QUARTER REPORT 2006
CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions of Canadian dollars)	2005	2004	2005	2004

Operating activities
Net earnings	$17.1	$14.0	$37.9	$38.3
Results of discontinued operations	0.7	(1.2)	0.7	(6.6)

Earnings from continuing operations	17.8	12.8	38.6	31.7
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	12.9	13.2	26.0	27.1
Amortization of deferred financing costs	1.3	0.6	1.7	1.3
Amortization of intangible and other assets	7.6	5.5	10.8	8.8
Future income taxes	6.3	3.0	(4.7)	12.8
Investment tax credits	(2.9)	(6.4)	(2.7)	(20.1)
Stock-based compensation	0.6	0.6	1.1	0.9
Other	2.0	0.5	5.6	2.8
Decrease (increase) in non-cash working capital (Note 10)	8.2	(9.2)	(0.8)	(39.0)

Net cash provided by continuing operating activities	53.8	20.6	75.6	26.3
Net cash (used in) provided by discontinued operating activities	(0.1)	15.3	2.1	20.6

Net cash provided by operating activities	53.7	35.9	77.7	46.9

Investing activities
Purchase of business (net of cash and cash equivalents acquired) (Note 2)	—	(5,7)	2.6	(6.6)
Proceeds from disposal of discontinued operations	—	0.8	—	0.8
Capital expenditures	(24.3)	(25.0)	(42.2)	(66.2)
Deferred development costs	—	(3.2)	—	(6.9)
Deferred pre-operating costs	0.1	(0.2)	(0.3)	(1.3)
Other assets	(8.9)	(3.3)	(12.1)	(4.1)

Net cash used in continuing investing activities	(33.1)	(36.6)	(52.0)	(84.3)
Net cash used in discontinued investing activities	(6.1)	(2.2)	(7.2)	(4.1)

Net cash used in investing activities	(39.2)	(38.8)	(59.2)	(88.4)

Financing activities
Proceeds from long-term debt (Note 5)	49.5	126.0	89.3	149.2
Repayments of long-term debt (Note 5)	(41.5)	(124.7)	(92.9)	(127.0)
Dividends paid	(2.4)	(7.2)	(4.8)	(14.4)
Common stock issuances	2.9	0.2	5.0	0.5
Other	(0.5)	1.8	(1.0)	3.1

Net cash provided (used in) by continuing financing activities	8.0	(3.9)	(4.4)	11.4
Net cash provided by discontinued financing activities	0.4	0.6	1.2	1.8

Net cash provided (used in) by financing activities	8.4	(3.3)	(3.2)	13.2

Effect of foreign exchange rate changes on cash and cash equivalents	(5.2)	(2.3)	(7.0)	(1.5)

Net increase (decrease) in cash and cash equivalents	17.7	(8.5)	8.3	(29.8)
Cash and cash equivalents at beginning of period	52.1	40.6	61.5	61.9

Cash and cash equivalents at end of period	$69.8	$32.1	$69.8	$32.1

Cash and cash equivalents related to:
Continuing operations			$69.8	$23.6
Discontinued operations (Note 3)			—	8.5

			$69.8	$32.1

The accompanying notes form an integral part of these consolidated financial statements.

29 >

> CAE SECOND QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE 1.
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of training centres in locations around the world.
Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:
(i)	Simulation Products/Civil — designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)	Simulation Products/Military — designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil — provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military — supplies military turn key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.
Previously, the Company’s operations were broken down into the following operating segments; Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until its disposal in the fourth quarter of fiscal 2005.
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION
These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP).
     These financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with CAE’s annual consolidated financial statements for the year ended March 31, 2005. These statements do not include all of the disclosures applicable to annual financial statements; for a full description of the Company’s accounting policies, refer to CAE’s annual consolidated financial statements for the year ended March 31, 2005 available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.
     CAE’s business segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.
     The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry — in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true — slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.
     Order intake for CAE’s two Military business segments — Simulation Products/Military and Training & Services/Military — has historically not shown any noticeable degree of cyclicality or seasonality in the course of providing solutions for government customers.
     Certain comparative figures have been reclassified to conform to the current presentation.
     Except where otherwise noted, all amounts in these financial statements are expressed in Canadian dollars.

> 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting on long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. While measurements in both annual financial statements and interim financial statements are often based on reasonable estimates, the preparation of interim financial statements generally will require a greater use of estimation than of annual financial statements. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in impairment of certain assets.
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which CAE exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.
NOTE 2.
BUSINESS ACQUISITIONS AND COMBINATIONS
TERRAIN EXPERTS, INC.
On May 20, 2005, the Company acquired all the issued and outstanding shares of Terrain Experts, Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition amounted to US$11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:
(i)	1,000,000 shares representing US$4.8 million (approximately $6.1 million issued at a price of $6.13 per share, the closing price of the common shares on the TSX on May 20, 2005), and US$0.2 million ($0.3 million) in cash together representing US$5.0 million ($6.4 million) at the closing date;

(ii)	US$3.6 million through the issuance of CAE shares in fiscal 2007 (twelve months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance; and

(iii)	US$2.5 million through the issuance of CAE shares in fiscal 2008 (twenty-four months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance.
During the second quarter of fiscal 2006, the Company adjusted the purchase price allocation following the reception of the audited closing financial statements. Those adjustments resulted in a net increase of $1.1 million of non-cash working capital items, an increase of $0.4 million for goodwill and a decrease of $0.1 million of future income taxes from the preliminary allocation previously disclosed.
     The purchase price is still subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.

31 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
The fair value of net assets acquired from Terrex are summarized as follows:

(UNAUDITED)	AS AT SEPTEMBER 30
(amounts in millions)	2005

Current assets(1)	$1.9
Current liabilities	(2.1)
Property, plant and equipment and other assets	3.6
Intangible assets
Trade names	0.3
Technology	1.6
Customer relations	0.8
Goodwill	4.5
Future income taxes	0.5

Fair value of net assets acquired exclusing cash position at acquisition	11.1
Cash position at acquisition	2.9

Fair value of net assets acquires	14.0

Less: Issurance of 1,000,000 common shares (Note 8)	(6.1)
Shares to be issued(2)	(7.6)

Total cash consideration	$0.3

(1)	Excluding cash on hand.

(2)	Has been accounted for as a liability pending issuance.
The acquisition was accounted for under the purchase method and the operating results have been included from its acquisition date.
     The allocation of the purchase price of Terrex is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months.
     The net assets of Terrex, excluding cash and cash equivalents and income taxes, are included in the Training & Services/Military segment.
GREENLEY & ASSOCIATES INC.
During the second quarter of fiscal 2006, the Company completed the purchase price allocation for this acquisition which closed on November 30, 2004. The reception of the audited closing financial statements confirmed that no adjustments were required on the preliminary allocation previously disclosed.
NOTE 3.
DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
FORESTRY SYSTEMS
On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for cash consideration of $25.0 million and a further estimated payment at $10.0 million, included in accounts receivable, based on the operating performance of the disposed business in the three-year period following the closing date. On November 2, 2005, the Company received a notice from the buyer indicating that the targeted level of operating performance triggering the payment had not been achieved. Management is currently evaluating the recoverability of this receivable.
MARINE CONTROLS
In the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine Controls business. On February 3, 2005, CAE completed with L-3 Communications Corporation (L-3) the sale of the substantial components of its Marine Controls segment for cash consideration of $238.6 million. This amount is subject to completion of a net working capital audit of the Marine Controls segment which should be finalized during fiscal 2006. CAE does not believe this provision will result in a material adjustment to the cash consideration received. In accordance with the purchase agreement, on August 31, 2005, L-3 acquired one of the two other components of the Marine Controls segment that were subject to regulatory approvals. This transaction resulted in the assumption by L-3 of CAE’s guarantee of $53.0 million (£23 million) of project-financed related debt for the U.K. Astute Class submarine training program. The sale of the last component, which is minimal from a net asset standpoint, is expected to be completed by the end of fiscal 2006 with nominal proceeds.
     The results of Marine Controls have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

> 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
Summarized financial information for the discontinued operations is as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions)	2005	2004	2005	2004

Revenue
Marine Controls	$—	$32.3	$—	$64.1

	$—	$32.3	$—	$64.1

Net earnings from Marine Controls,
Net of tax expense of $nil (2004; Quarter — $0.6, YTD — $3.3)	$—	$1.2	$—	$6.6
Net loss on sale of Marine Controls, net of tax of $nil (2004 — $nil)	(0.7)	—	(0.7)	—

Net (loss) earnings from discontinued operations	$(0.7)	$1.2	$(0.7)	$6.6

(UNAUDITED)	AS AT SEPTEMBER 30		AS AT MARCH 31
(amounts in millions)	2005		2005

	MARINE		MARINE
	CONTROLS	OTHER	CONTROLS	OTHER

Current assets held for sale
Cash and cash equivalents	$—	$—	$4.4	$—
Accounts receivable	—	—	1.2	—
Prepaid expenses	—	—	0.2	—

	$—	$—	$5.8	$—

Long-term assets held for sale
Property, plant and equipment, net	$—	$4.0	$50.8	$4.2
Other assets	—	—	2.5	—

	$—	$4.0	$53.3	$4.2

Current liabilities related to assets held for sale
Accounts payable and accrued liabilities	$—	$—	$7.8	$—

	$—	$—	$7.8	$—

Long-term liabilities related to assets held for sale
Long-term debt	$—	$—	$53.0	$—
Future income taxes	—	—	0.4	—

	$—	$—	$53.4	$—

Other property, plant and equipment held for sale are expected to be disposed of before the end of fiscal 2006 and consist of land and buildings related to the Training & Services/Civil segment.

33 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
NOTE 4.
OTHER (EXPENSE) INCOME, NET

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions)	2005	2004	2005	2004

Foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries	$—	$—	$6.0	$—
Restructuring charge	(1.6)	—	(2.5)	—
Other	(0.4)	—	(0.4)	—

Other (expense) income, net	$(2.0)	$—	$3.1	$—

FOREIGN EXCHANGE GAIN ON THE REDUCTION OF THE INVESTMENT IN CERTAIN SELF-SUSTAINING SUBSIDIARIES
During the first quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the currency translation adjustment account was transferred to the consolidated statement of earnings.
RESTRUCTURING CHARGE
In fiscal 2004 and fiscal 2005, the Company proceeded with three measures intended to restore its profitability, cash flows and return on investment. The first two initiatives were announced at the end of the fourth quarter of fiscal 2004 and carried out during the first and second quarters of fiscal 2005.
     The first initiative resulted in a restructuring charge of $8.2 million that was recorded in the results of the fourth quarter of fiscal 2004. An amount of $0.7 million related to the sale of its Marine Controls segment has been allocated to discontinued operations. The charge included severance and other involuntary termination costs that related mainly to the workforce reduction of approximately 250 employees in the Montreal plant, following the loss of a major simulation equipment contract to a competitor. The complete amount was disbursed during the first and second quarters of fiscal 2005.
     The second initiative was designed to integrate a number of functions at certain European training centres. A restructuring charge of $1.8 million, mainly for severance and other costs, was also recorded in the results of the fourth quarter of fiscal 2004. During fiscal 2005, an amount of $1.2 million was disbursed, leaving a provision of $0.6 million, mostly paid during the second quarter of fiscal 2006.
     During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad restructuring plan (third initiative) aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which includes a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company’s operations in Montreal and around the world, including some European and U.S. training centres, and will be executed over the next 15 months. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was recorded in the results of the fourth quarter of fiscal 2005. During the fourth quarter of fiscal 2005, $13.9 million was paid, resulting in a balance of $10.6 million as at March 31, 2005. Of that balance, $5.9 million was disbursed during the first half of the fiscal year and additional expenses of $2.5 million were incurred.
RESTRUCTURING COSTS SUMMARY

	EMPLOYEE
(UNAUDITED)	TERMINATION
(amounts in millions)	COSTS	OTHER COSTS	TOTAL

Provision as at March 31, 2005	$9.2	$2.0	$11.2
Additional expenses	2.3	0.2	2.5
Payments made	(5.4)	(1.0	(6.4)
Foreign exchange	(0.7)	(0.1)	(0.8)

Provision as at September 30, 2005	$5.4	$1.1	$6.5

> 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
NOTE 5.
LONG-TERM DEBT

(UNAUDITED)		AS AT SEPTEMBER 30	AS AT MARCH 31
(amounts in millions, unless otherwise stated)		2005	2005

(i)	Senior notes	$125.4	$150.6
(ii)	Revolving unsecured term credit facilities,
	5 years maturing July 2010; US$400.0 (outstanding September 30, 2005 — $34.0 and US$ nil)	34.0	—
	5 years maturing April 2006; US$350.0 (outstanding March 31, 2005 — $30.4 and US$ nil)	—	30.4
	5 years, maturing July 2010, €100.0	—	—
(iii)	Term loans maturing in May and June 2011 (outstanding September 30, 2005 — €28.9 and €5.7; March 31, 2005 — €30.5 and €6.0)	48.5	57.3
(iv)	Term loans £12.7 secured, maturing in October 2016 (outstanding September 30, 2005 — £5.7; March 31, 2005 — £6.0)	11.6	13.7
(v)	Grapevine Industrial Development Corporation bonds, secured matring in January 2010 and 2013 (US$27.0)	31.3	32.7
(vi)	Amsterdam asset-backed financing maturing in December 2007 and August 2008 (outstanding September 30, 2005 — €23.4; March 31, 2005 — €24.7)	32.7	38.8
(vii)	Term Loan maturing in December 2019 (outstanding September 30, 2005 — €10.3; March 31, 2005 — €nil)	14.5	—
(viii)	Miami Dade County Bonds, maturing in March 2024 (US$11.0)	12.8	13.3
(ix)	Obligations under capital lease commitments	4.5	6.1
(x)	Other debt maturing January 2008	4.6	—

		319.9	342.9
	Less: Long-term debt due within one year	14.4	35.3

		$305.5	$307.6

Total debt as at September 30, 2005 is $319.9 million compared to $342.9 million as at March 31, 2005. The net decrease in total debt of $23.0 million results mainly from incurrence of new debt of $19.1 million (see description below) offset by the repayment of $22.7 million of debt, mainly driven by the $20.0 million Canadian dollar Senior Notes Tranche which matured in June 2005 and repayments of capital of $2.7 million on various other debt. Over the same period, the foreign exchange reduced the debt by $19.4 million.
     The new debt of $19.1 million results mainly ($14.5 million) from CAE’s proportionate share (25%) of the initial drawdown of debt in the NH90 project. The drawdown is under a total facility of €175.5 million to be drawn-down over the build out of the project. The debt is non-recourse to CAE and has a final maturity of December 2019. The balance of the increase in debt ($4.6 million) results from CAE’s proportionate share (49%) of the initial drawdown of a term debt for CAE’s joint venture in the Zhuhai Training Centre. The debt is non-recourse to CAE and has a final maturity of January 2008.
     CAE’s long-term debt includes $32.7 million of long-term debt related to consolidated variable interest entities as at September 30, 2005 ($38.8 million as at March 31, 2005). The net book value of the simulators under the financing as at September 30, 2005 is equal to approximately $38.9 million (€27.8 million).
     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years maturing in July 2010. The total credit available is equal to US$400.0 million and €100.0 million. The facility has covenants covering minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings which are non-recourse to the Company. The facility also provides capability to issue letters of credit and bank guarantees.

35 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
NOTE 6.
LETTERS OF CREDIT AND GUARANTEES
As at September 30, 2005, CAE had outstanding letters of credit and performance guarantees in the amount of $106.1 million (March 31, 2005 — $73.3 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions. The increase in the outstanding amount results mainly from additional project-related requirements.

(UNAUDITED)	AS AT SEPTEMBER 30	AS AT MARCH 31
(amounts in millions)	2005	2005

Advance payment	$37.2	$25.3
Contract performance	11.1	7.8
Operating lease obligation	35.7	37.6
Relocation obligation	19.6	—
Other	2.5	2.6

Total	$106.1	$73.3

Advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product.
     Contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion.
     The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and an operating lease for another simulator.
     The relocation obligation is a letter of credit covering CAE’s potential inability to relocate a simulator upon a possible request of the lessor. In the event of a draw down on the letter of credit, ownership of the simulator would revert back to CAE.
NOTE 7.
INTEREST EXPENSE, NET
The Company’s interest expense, net, was as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions)	2005	2004	2005	2004

Interest on long-term debt	$4.2	$8.1	$10.3	$15.6
Amortization of deferred financing costs and other	1.8	1.1	2.8	2.4
Allocation of interest expense to discontinued operations	—	(0.3)	—	(0.7)
Interest capitalized	(0.3)	(2.0)	(1.8)	(3.9)

Interest on long-term debt	$5.7	$6.9	$11.3	$13.4

Interest income	$(0.9)	$(1.8)	$(1.7)	$(3.6)
Other interest (income) expense, net	(0.4)	0.7	(0.4)	0.8

Other interest income, net	$(1.3)	$(1.1)	$(2.1)	$(2.8)

Interest expense, net	$4.4	$5.8	$9.2	$10.6

Almost all of the Company’s interest income is coming from the accrual of interest calculated on advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns the simulators and other equipment used to train the U.K. Ministry of Defence pilots at CAE’s training center in Benson, England. The Company has a minority shareholding of 14% in CVS.

> 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
NOTE 8.
CAPITAL STOCK

(UNAUDITED)	SIX MONTHS ENDED		TWELVE MONTHS ENDED
amounts in millions, except number of shares)	SEPTEMBER 30, 2005		MARCH 31, 2005
	NUMBER	STATED	NUMBER	STATED
	OF SHARES	VALUE	OF SHARES	VALUE

Balance at beginning of period	248,070,329	$373.8	246,649,180	$367.5
Shares issued (a)	1,000,000	6.1	424,628	2.0
Stock options exercised	1,025,920	5.0	869,620	3.6
Stock dividends	27,894	0.2	126,901	0.7

Balance at end of period	250,124,143	$385.1	248,070,329	$373.8

(a) On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts, Inc.
NOTE 9.
EMPLOYEE FUTURE BENEFITS
The Company has two registered defined benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings.
     Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.
Significant assumptions used in the calculation are as follows:

	AS AT SEPTEMBER 30	AS AT MARCH 31
(UNAUDITED)	2005	2005

Expected return on plan assets	6.5%	6.5%
Discount rate for pension costs	6.5%	6.5%
Compensation rate increases	4.5%	4.5%

The total benefit cost in the registered plans for the periods ended September 30 included the following components:

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions)	2005	2004	2005	2004

Current service cost	$1.1	$0.9	$2.2	$1.8
Interest cost on projected pension obligations	2.4	2.3	4.8	4.6
Expected return on plan assets	(2.1)	(1.9)	(4.2)	(3.8)
Amortization of net actuarial loss	0.5	0.3	1.0	0.6
Amortization of past service costs	0.1	0.1	0.2	0.2

Net pension expense	$2.0	$1.7	$4.0	$3.4

The actual employer’s contribution to the registered pension plans for the current fiscal year is not expected to be significantly different from amounts previously disclosed in the annual consolidated financial statements for the year ended March 31, 2005 (approximately $7.4 million annually).
     In addition, the Company maintains a supplemental arrangement to provide defined benefits for designated executives. This supplemental arrangement is solely the obligation of the Company and there is no requirement to fund. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at September 30, 2005, the Company has issued letters of credit totalling $19.5 million to secure the obligations under the supplementary plan.
     The net pension expense of the supplemental arrangement for the three-month period ended September 30, 2005 was $0.4 million

37 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
(2004 — $0.5 million) and is made up of $0.2 million of current service costs (2004 — $0.2 million) and $0.2 million of interest cost on projected obligations (2004 — $0.3 million). For the six month period ended September 30, 2005, the net pension expense is $0.9 million (2004 — $0.9 million) and is composed of $0.4 million of current service cost (2004 — $0.4 million) and $0.5 million of interest cost on projected obligations (2004 — $0.5 million). The pension benefits paid and expected to be paid by the Company are not significantly different from benefits previously disclosed in the annual consolidated financial statements for the year ended March 31, 2005 (approximately $0.8 million annually).
NOTE 10.
SUPPLEMENTARY INFORMATION

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions)	2005	2004	2005	2004

Cash provided by (used in) non-cash working capital:
Accounts receivable	$(4.4)	$7.3	$(12.8)	$(8.9)
Inventories	(11.6)	(4.0)	(26.1)	(1.9)
Prepaid expenses	(2.7)	(6.4)	(3.2)	(1.7)
Income taxes recoverable	(10.0)	(1.5)	(10.2)	(9.9)
Accounts payable and accrued liabilities	(4.4)	(10.4)	1.4	(29.2)
Deposits on contracts	41.3	5.8	50.1	12.6

Increase (decrease) in non-cash working capital	$8.2	$(9.2)	$(0.8)	$(39.0)

Supplemental cash flow disclosure:
Interest paid	$3.8	$8.0	$13.2	$17.9
Income taxes paid	$1.7	$0.4	$5.2	$5.7

Supplemental statement of earnings disclosure:
Foreign exchange loss (gain)	$1.9	$(2.4)	$(7.9)	$(2.3)

NOTE 11.
OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its businesses based principally on products and services. Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:
(i)	Simulation Products/Civil — designs, manufactures and supplies civil flight simulators training devices and visual systems;

(ii)	Simulation Products/Military — designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil — provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military — supplies military turn key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.
Due to this change, the corresponding items of segment information for earlier periods have been restated to conform to the new internal organization. The accounting policies of each segment are the same as those described in the Company’s annual consolidated financial statements for the year ended March 31, 2005 (Note 1 to the consolidated financial statements).
     Previously, the Company’s operations were broken down into the following operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) up to its disposal in the fourth quarter of fiscal 2005.

> 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
RESULTS BY SEGMENTS
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company. Transactions between operating segments are recorded at cost and are composed mainly of simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(UNAUDITED)	SIMULATION PRODUCTS		TRAINING & SERVICES		TOTAL
three months ended September 30 (amounts in millions)	2005	2004	2005	2004	2005	2004

CIVIL
External revenue	$55.8	$59.6	$79.4	$71.7	$135.2	$131.3
Segment Operating Income	3.4	2.3	11.6	7.1	15.0	9.4
Depreciation and amortization
Property, plant and equipment	1.3	1.4	8.9	8.9	10.2	10.3
Intangible and other assets	4.0	1.4	1.4	3.3	5.4	4.7
Capital expenditures	1.0	2.7	14.3	20.8	15.3	23.5

MILITARY
External revenue	$94.4	$59.6	$50.7	$44.2	$145.1	$103.8
Segment Operating Income	9.7	7.2	5.4	5.6	15.1	12.8
Depreciation and amortization
Property, plant and equipment	1.6	2.0	1.1	0.9	2.7	2.9
Intangible and other assets	1.4	0.2	0.8	0.6	2.2	0.8
Capital expenditures	1.6	1.0	7.4	0.5	9.0	1.5

TOTAL
External revenue	$150.2	$119.2	$130.1	$115.9	$280.3	$235.1
Segment Operating Income	13.1	9.5	17.0	12.7	30.1	22.2
Depreciation and amortization
Property, plant and equipment	2.9	3.4	10.0	9.8	12.9	13.2
Intangible and other assets	5.4	1.6	2.2	3.9	7.6	5.5
Capital expenditures	2.6	3.7	21.7	21.3	24.3	25.0

39 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006

(UNAUDITED)	SIMULATION PRODUCTS		TRAINING & SERVICES		TOTAL
six months ended September 30 (amounts in millions)	2005	2004	2005	2004	2005	2004

CIVIL
External revenue	$116.0	$106.8	$163.2	$151.6	$279.2	$258.4
Segment Operating Income	10.5	13.3	28.5	17.5	39.0	30.8
Depreciation and amortization
Property, plant and equipment	2.7	3.3	18.0	17.4	20.7	20.7
Intangible and other assets	4.7	1.6	2.8	5.9	7.5	7.5
Capital expenditures	1.2	5.4	25.2	58.0	26.4	63.4

MILITARY
External revenue	$167.1	$115.7	$100.0	$91.9	$267.1	$207.6
Segment Operating Income	14.5	11.2	7.4	11.7	21.9	22.9
Depreciation and amortization
Property, plant and equipment	3.1	4.6	2.2	1.8	5.3	6.4
Intangible and other assets	1.7	0.3	1.6	1.0	3.3	1.3
Capital expenditures	1.9	2.0	13.9	0.8	15.8	2.8

TOTAL
External revenue	$283.1	$222.5	$263.2	$243.5	$546.3	$466.0
Segment Operating Income	25.0	24.5	35.9	29.2	60.9	53.7
Depreciation and amortization
Property, plant and equipment	5.8	7.9	20.2	19.2	26.0	27.1
Intangible and other assets	6.4	1.9	4.4	6.9	10.8	8.8
Capital expenditures	3.1	7.4	39.1	58.8	42.2	66.2

The Company is subject to examination by the taxation authorities in various jurisdictions. The determination of tax liabilities and investment tax credits (ITC) recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITC recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. In the three month period ended June 30, 2004, an amount of $11.4 million, net of tax of $4.7 million, of ITC was recognized in net earnings and $0.4 million was recorded against deferred development costs. These amounts related to the results of examinations by the taxation authorities for fiscal years 2000 to 2002, and to Management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. On a per segment basis gross ITC were recognized as follows: Simulation Products/Civil $9.8 million, Simulation Products/ Military $4.4 million and discontinued operations $1.9 million.

> 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
The following table provides the segment operating income, including and excluding ITC provisions reversed based on recent tax examinations:

	SEGMENT OPERATING	SEGMENT OPERATING
(UNAUDITED)	INCOME INCLUDING	INCOME EXCLUDING
six months ended September 30, 2004 (amounts in millions)	ITC PROVISIONS REVERSED	ITC PROVISIONS REVERSED

Simulation products/Civil	$13.3	$3.5
Simulation products/Military	11.2	6.8

	$24.5	$10.3

ASSETS EMPLOYED BY SEGMENTS
CAE uses assets employed to assess resources allocated to each segment. Assets employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed excludes cash, income taxes accounts, assets held for sale and assets of certain non-operating subsidiaries.

(UNAUDITED)	AS AT SEPTEMBER 30	AS AT MARCH 31
(amounts in millions)	2005	2005

Simulation Products/Civil	$148.0	$167.1
Simulation Products/Military	266.4	280.7
Training & Services/Civil	737.3	762.6
Training & Services/Military	161.0	138.7

Total assets employed	1,312.7	1,349.1

Assets not included in assets employed	336.6	350.6

Total assets	$1,649.3	$1,699.7

GEOGRAPHIC INFORMATION
The Company markets its products and services in over 17 countries. Sales are attributed to countries based on the location of customers.

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED)	SEPTEMBER 30		SEPTEMBER 30
(amounts in millions)	2005	2004	2005	2004

Revenue from external customers
Canada	$38.8	$21.2	$45.6	$46.0
United States	103.2	111.0	199.2	209.5
United Kingdom	22.2	20.7	44.0	42.8
Germany	37.4	22.1	72.6	47.1
Other European countries	41.7	30.6	82.8	64.2
Asia and Middle Eastern countries	29.9	13.3	69.6	27.1
Other countries	7.1	16.2	32.5	29.3

	$280.3	$235.1	$546.3	$466.0

(UNAUDITED)	AS AT SEPTEMBER 30	AS AT MARCH 31
(amounts in millions)	2005	2005

Property, plant and equipment, goodwill and intangible assets
Canada	$197.6	$195.7
United States	279.3	277.4
European countries	367.7	405.1
Other countries	22.5	26.3

	$867.1	$904.5

41 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE SECOND QUARTER REPORT 2006
NOTE 12.
GOODWILL
At April 1st, 2005, following the changes in its internal organization structure related to the operating segments of the Company, goodwill has been reassigned to the reporting segment using a relative fair value allocation approach and is divided as follows between Simulation Products/Military and Training & Services/Military:

(UNAUDITED)	SIMULATION	TRAINING
(amounts in millions)	PRODUCTS/MILITARY	SERVICES/MILITARY	TOTAL

Balance as at March 31, 2005	$52.5	$39.6	$92.1
Acquisition	—	4.5	4.5
Foreign exchange	(4.1)	(0.6)	(4.7)

Balance as at September 30, 2005	$48.4	$43.5	$91.9

> 42

NOTES

NOTES

NOTES

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